SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of August, 2005

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco Holdings S.A.

Report of Independent Auditors

To the Board of Directors and Stockholders
Unibanco Holdings S.A.

1
We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Unibanco Holdings S.A. and Unibanco Holdings S.A. and subsidiary companies (Unibanco Holdings Consolidated) for the quarters and six-month periods ended June 30 and March 31, 2005 and June 30, 2004. This information is the responsibility of the Company’s management.

2
Our reviews were conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's and its consolidated financial position and operations.

3
Based on our limited reviews, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of the quarterly information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4
Our limited reviews were conducted for the purpose of issuing a report on the accounting information included in the ITR mentioned in the first paragraph, taken as whole. The statements of cash flows, which are presented in Note 21 to provide supplementary information with respect to Unibanco Holdings S.A. and Unibanco Holdings Consolidated, are not required as an integral part of these quarterly financial statements. The statements of cash flows have been subjected to the limited review procedures described in paragraph 2, and, based on our limited review, nothing has come to our attention that causes us to believe that the statements of cash flows are not presented fairly, in all material respects, in relation to the quarterly financial statements taken as a whole.

São Paulo, August 10, 2005

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)
SERVIÇO PÚBLICO FEDERAL CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES	DATE – JUNE 30, 2005

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 – CVM CODE 01475-3	2 – CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00,022,034/ 0001-87
4 – NIRE 35,300,140,443

HEAD OFFICE ADDRESS

1 – COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 22nd floor			2 – DISTRICT Pinheiros
3 – POST CODE 05423-901	4 - TOWN São Paulo			5 – STATE SP
6 - AREA CODE 11	7 – PHONE 55 (11) 3095-2877	8 - PHONE -	9 - PHONE -	10 - TELEX -
11 – AREA CODE 11	12 – FAX 55 (11) 3814-8977	13 - FAX -	14 - FAX -	-
15 - E-MAIL mailto:investor.relations@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME Geraldo Travaglia Filho
2 – COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 4nd floor				3 - DISTRICT Pinheiros
4 – POST CODE 05423-901	5 – TOWN São Paulo			6 - STATE SP
7 – AREA CODE 11	8 – PHONE 55 (11) 3097-1313	9 - PHONE -	10 - PHONE -	11 - TELEX -
12 – AREA CODE 11	13 – FAX 55 (11) 3813-6182	14 - FAX -	15 - FAX -
16 – E-MAIL mailto:investor.relations@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 – START	2 – END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2005	Dec 31, 2005	2	Apr 1, 2005	Jun 30, 2005	1	Jan 1, 2005	Mar 31, 2005
9 - NAME/CORPORATE NAME OF THE AUDITOR PricewaterhouseCoopers Auditores Independentes						10 - CVM CODE 00287-9
11 – RESPONSIBLE PARTNER NAME Paulo Sergio Miron						12 – RESPONSIBLE PARTNER CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in units)	1 - CURRENT QUARTER Jun 30, 2005	2 - PRIOR QUARTER Mar 31, 2005	3 – SAME QUARTER PRIOR YEAR Jun 30, 2004
Paid in Capital
1 – Common	315,145,875	315,145,875	31,514,587,519
2 – Preferred	528,158,887	528,158,887	52,815,888,777
3 – Total	843,304,762	843,304,762	84,330,476,296
In Treasury Stock
4 – Common	-	-	-
5 – Preferred	12,970,890	12,967,462	1,339,602,024
6 – Total	12,970,890	12,967,462	1,339,602,024

COMPANY CHARACTERISTICS

1 – TYPE OF COMPANY Commercial, Industrial and Others
2 – TYPE OF SITUATION Operating
3 – NATURE OF CONTROLLING SHAREHOLDER National Holding
4 – ACTIVITY CODE 1170000 – Participation and Administration
5 – PRINCIPAL ACTIVITY Holdings Corporate Participation
6 – TYPE OF CONSOLIDATED Total
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 – ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 – REMUNERATION PER SHARE
01	RCA	3/30/2005	Interest on own capital	4/29/2005	ON	0.0502421000
02	RCA	3/30/2005	Interest on own capital	4/29/2005	PN	0.0502421000
03	RCA	7/15/2005	Interest on own capital	7/29/2005	ON	0.1625328000
04	RCA	7/15/2005	Interest on own capital	7/29/2005	PN	0.1625328000

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 –DATE OF CHANGES	3 - CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 – DATE August 11, 2005	2 – SIGNATURE

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS
DATE - JUNE 30, 2005
QUARTERLY INFORMATION	Corporate Legislation

BALANCE SHEET INDIVIDUAL
Amounts expressed in thousand of Reais
ASSETS	June 30, 2005	March 31, 2005

CURRENT ASSETS	161,477	104,481
Cash and due from banks	20	38
Demand deposits	20	38
Other assets	161,457	104,443
Interest on own capital receivable	158,645	103,761
Prepaid taxes	2,804	682
Other assets	8	-

LONG-TERM ASSETS	57,990	51,329
Other credits	57,990	51,329
Financial Assets	57,990	51,329

PERMANENT ASSETS	5,147,897	4,971,772
Investments	5,147,897	4,971,772
Subsidiary companies	5,147,897	4,971,772
-Local	5,147,897	4,971,772

TOTAL	5,367,364	5,127,582

BALANCE SHEET INDIVIDUAL
LIABILITIES	June 30, 2005	March 31, 2005

CURRENT LIABILITIES	161,297	105,824
Interest on own capital payable	134,957	91,524
Other liabilities	26,340	14,300
Accounts payable - taxes	26,336	14,296
Accounts payable	4	4

LONG-TERM LIABILITIES	57,479	51,062
Provisions	57,479	51,062
Provision for tax litigation	57,479	51,062
STOCKHOLDERS' EQUITY	5,148,588	4,970,696
Capital:	1,863,450	1,863,450
-Local residents	756,100	759,073
-Foreign residents	1,107,350	1,104,377
Capital reserves	413,729	413,729
Revaluation reserve on subsidiaries	3,337	4,400
Revenue reserves	2,656,221	2,656,221
- Legal	200,570	200,570
- Statutory	36,603	36,603
- Realizable profits reserve	2,419,048	2,419,048
Unrealized gains and losses - marketable securities and
derivative financial instruments	(27,838)	(46,283)
Treasury stock	(68,170)	(68,122)
Retained earnings	307,859	147,301

TOTAL	5,367,364	5,127,582

STATEMENTS OF INCOME INVIDUAL
Amounts expressed in thousands of Reais
	From April 1, 2005	From January 1, 2005	From April 1, 2004	From January 1, 2004
	to June 30, 2005	to June 30, 2005	to June 30, 2004	to June 30, 2004

Operating income (expenses)	256,193	483,275	169,609	324,359
Personnel and other administrative expenses	(118)	(346)	(54)	(315)
Other operating income	2,498	4,668	764	1,420
Financial income	2,498	4,668	764	1,420
Other operating expenses	(11,657)	(22,160)	(8,448)	(16,049)
Financial transactions and other taxes	(11,657)	(22,160)	(8,448)	(16,049)
Equity in results of subsidiary companies	265,470	501,113	177,347	339,303

OPERATING INCOME	256,193	483,275	169,609	324,359

NON-OPERATING INCOME	-	-	4	4
Income	-	-	4	4

INCOME BEFORE TAXES AND SOCIAL CONTRIBUTION	256,193	483,275	169,613	324,363

INCOME TAX AND SOCIAL CONTRIBUTION	(7,238)	(11,934)	(7,154)	(7,215)
Provision for income tax	(5,393)	(8,844)	(5,258)	(5,301)
Provision for social contribution	(1,845)	(3,090)	(1,896)	(1,914)

NET INCOME	248,955	471,341	162,459	317,148

Number of outstanding shares (Note 15a)	830,333,872	830,333,872	829,908,742	829,908,742
Net income per share: R$	0.30	0.57	0.20	0.38

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais
ASSETS	June 30, 2005	March 31, 2005

CURRENT ASSETS	59,739,431	59,134,777
Cash and due from banks	24,768,100	25,144,573
Demand deposits	1,080,602	1,928,995
Interbank investments	12,545,561	10,372,012
Marketable securities and derivative financial instruments	11,141,937	12,843,566
Credits	28,636,669	27,831,464
Lending operations	21,818,812	20,925,213
Allowance for losses on lending	(1,327,798)	(1,305,328)
Leasing operations	392,686	361,107
Allowance for losses on leasing	(7,268)	(6,078)
Other credits	7,814,231	7,888,175
Allowance for losses on other credits	(53,994)	(31,625)
Other	6,334,662	6,158,740
Interbank accounts	5,682,016	5,602,026
Interdepartmental accounts	25,891	43,754
Other assets	626,755	512,960

LONG-TERM ASSETS	20,516,612	20,314,646
Other credits	20,350,210	20,157,027
Interbank investments	189,422	186,245
Marketable securities and derivative financial instruments	5,720,494	5,725,691
Lending operations	9,084,966	8,692,230
Allowance for losses on lending	(330,040)	(326,117)
Leasing operations	322,053	309,605
Allowance for losses on leasing	(6,720)	(5,295)
Other credits	5,383,630	5,585,130
Allowance for losses on other credits	(13,595)	(10,462)
Other	166,402	157,619
Interbank accounts	47,680	46,478
Other assets	118,722	111,141

PERMANENT ASSETS	2,739,086	2,659,942
Investments	1,235,148	1,100,797
Associated companies	204,436	57,070
- Local	204,436	57,070
Goodwill on acquisitions of subsidiary companies	869,955	875,066
Other investments	223,577	231,507
Allowance for losses	(62,820)	(62,846)
Fixed assets	816,448	845,594
Deferred charges	687,490	713,551
TOTAL	82,995,129	82,109,365

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais
LIABILITIES	June 30, 2005	March 31, 2005

CURRENT LIABILITIES	45,864,212	46,140,876
Other	45,864,212	46,140,876
Deposits	20,786,383	22,374,712
Securities sold under repurchase agreements	6,469,686	5,560,644
Resources from securities issued	1,000,874	916,456
Interbank accounts	684,378	532,450
Interdepartmental accounts	333,092	252,822
Local borrowings	131,611	134,548
Foreign borrowings	2,280,652	1,952,629
Local onlendings	1,761,785	1,624,207
Foreign onlendings	43,778	42,825
Derivative financial instruments	279,589	256,581
Other liabilities	12,092,384	12,493,002

LONG-TERM LIABILITIES	27,666,857	26,690,793
Other	27,666,857	26,690,793
Deposits	14,011,371	12,542,924
Resources from securities issued	482,302	672,303
Local borrowings	7,258	6,961
Foreign borrowings	270,381	535,683
Local onlendings	3,625,269	3,554,407
Foreign onlendings	113,513	198,402
Derivative financial instruments	221,395	46,983
Other liabilities	8,935,368	9,133,130

DEFERRED INCOME	110,695	135,401

MINORITY INTERESTS	4,204,777	4,171,599

STOCKHOLDERS' EQUITY	5,148,588	4,970,696

Capital:	1,863,450	1,863,450
-Local residents	756,100	759,073
-Foreign residents	1,107,350	1,104,377
Capital reserves	413,729	413,729
Revaluation reserve on subsidiaries	3,337	4,400
Revenue reserves	2,656,221	2,656,221
-Legal	200,570	200,570
-Statutory	36,603	36,603
-Retained earnings	2,419,048	2,419,048
Unrealized gains and losses - marketable securities and
derivative financial instruments	(27,838)	(46,283)
Treasury stocks	(68,170)	(68,122)
Retained earnings	307,859	147,301

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	9,353,365	9,142,295

TOTAL	82,995,129	82,109,365

CONSOLIDATED STATEMENTS OF INCOME
Amounts expressed in thousands of Reais, except per share data
	From April 1, 2005	From January 1, 2005	From April 1, 2004	From January 1, 2004
	to June 30, 2005	to June 30, 2005	to June 30, 2004	to June 30, 2004

REVENUES	3,580,656	7,186,340	3,205,052	6,074,270
Lending operations	1,992,930	4,213,814	2,078,973	3,879,490
Leasing operations	30,906	64,933	29,969	54,290
Marketable securities	797,369	1,707,951	893,466	1,623,642
Financial results from insurance, pension plans and annuity products	257,029	500,102	205,675	413,600
Derivative financial instruments	353,837	420,288	(101,113)	(85,832)
Compulsory deposits	148,585	279,252	98,082	189,080
EXPENSES	(1,898,349)	(4,014,194)	(2,184,427)	(3,882,713)
Deposits and securities sold	(1,255,397)	(2,707,975)	(1,444,856)	(2,555,362)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	(155,611)	(308,954)	(160,040)	(252,132)
Borrowings and onlendings	151,088	(55,260)	(381,050)	(580,866)
Foreign exchange transactions	(203,138)	(196,697)	118,266	135,086
Provision for credits losses	(435,291)	(745,308)	(316,747)	(629,439)
GROSS PROFIT	1,682,307	3,172,146	1,020,625	2,191,557
OTHER OPERATING INCOME (EXPENSES)	(1,011,753)	(1,801,795)	(631,034)	(1,341,017)
OTHER OPERATING INCOME	1,841,958	3,662,095	1,905,812	3,536,538
Services rendered	793,781	1,559,819	820,095	1,560,662
Insurance, annuity products and retirement plans premiums	879,266	1,874,289	901,635	1,735,514
Other operating income	168,911	227,987	184,082	240,362
OTHER OPERATING EXPENSES	(2,869,776)	(5,478,777)	(2,535,764)	(4,882,534)
Changes in technical provision for insurance, annuity products
and retirement plans	(269,792)	(654,640)	(309,790)	(603,430)
Insurance claims	(239,005)	(462,808)	(249,926)	(470,134)
Private retirement plans benefits expenses	(170,971)	(356,003)	(105,283)	(255,563)
Selling, other insurance and private retirement plans expenses	(48,477)	(106,539)	(69,438)	(130,470)
Credit card selling expenses	(71,859)	(137,751)	(86,931)	(156,994)
Salaries, benefits, training and social security	(466,800)	(913,166)	(484,127)	(943,150)
Other administrative expenses	(764,691)	(1,505,287)	(758,131)	(1,442,352)
Financial transaction and other taxes	(272,585)	(515,414)	(182,297)	(346,890)
Other operating expenses	(565,596)	(827,169)	(289,841)	(533,551)
EQUITY IN THE RESULTS OF ASSOCIATED COMPANIES	16,065	14,887	(1,082)	4,979
OPERATING INCOME	670,554	1,370,351	389,591	850,540
NON-OPERATING INCOME (EXPENSE)	16,070	9,164	18,496	6,319
Income	24,430	34,861	32,332	40,962
Expense	(8,360)	(25,697)	(13,836)	(34,643)
INCOME BEFORE TAXES AND PROFIT SHARING	686,624	1,379,515	408,087	856,859
INCOME TAX AND SOCIAL CONTRIBUTION	(135,057)	(305,644)	(25,994)	(104,599)
Provision for income tax	(127,513)	(242,565)	(70,560)	(135,651)
Provision for social contribution	(46,759)	(94,194)	(25,649)	(47,453)
Deferred tax asset	39,215	31,115	70,215	78,505
PROFIT SHARING	(84,184)	(184,852)	(56,843)	(125,732)
Management	(1,294)	(2,562)	(1,326)	(2,510)
Employees	(82,890)	(182,290)	(55,517)	(123,222)
EXTRAORDINARY ITEMS	503	503	-	-
NET INCOME BEFORE MINORITY INTEREST	467,886	889,522	325,250	626,528
MINORITY INTEREST	(218,931)	(418,181)	(162,791)	(309,380)
NET INCOME	248,955	471,341	162,459	317,148

Number of outstanding shares (Note 15a)	830,333,872	830,333,872	829,908,742	829,908,742
Net income per share: R$	0.30	0.57	0.20	0.38

(Convenience translation into English from the original previously issued in Portuguese)
UNIBANCO HOLDINGS S.A. QUARTERLY INFORMATION

NOTES TO THE FINANCIAL STATEMENTS	Corporate Legislation
(Amounts expressed in thousands of Reais, unless otherwise indicated)	DATE – JUNE 30, 2005

1. Operations

Unibanco Holdings S.A. (“Unibanco Holdings”) was formed to invest in Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”).

The operations of Unibanco Holdings S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated quarterly information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 7.

The quarterly information statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The quarterly information of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;
  the effects of the provisions to adjust the assets to market or realizable values;
  the adjustments to the technical reserves for insurance, annuity products and retirement plans;
  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;
  the commissions related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;
  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and
  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.
(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.
  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.
  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:
-	Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-	Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.
  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provisions

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution no. 61/01, an actuarial valuation is performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the actuarial report.

The provision for unearned premiums (PPNG) is established to cover incidents to be incurred considering claims and expenses, corresponding to the unexpired risk period reported up the financial statement date. PPNG is calculated at the amount of that the portion of the insurance premiums retained, corresponding to the unexpired risk period in accordance with the regulation of the Superintendency of Private Insurance (SUSEP).

Provision for insufficient premiums (PIP) is established in the case of insufficient provision for unearned premiums for unearned premiums (PPNG) to cover incidents to be incurred considering claims and expenses, corresponding to the unexpired risk period reported up the financial statement date. PIP is calculated in according to the definition in the technical note maintained by the insurance company.

The mathematical provisions related to the free benefits generation program (VGBL and PGBL) comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represent the participants whose benefits have not yet begun, calculated in accordance with the methodology described in the Actuarial Note of the plan or product.

The mathematical provision of benefits granted comprises the present value of benefits for which the generating event, calculated in accordance with the methodology described in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

The provision for payment of unsettled claims (PSL) is calculated to cover claims reported until the reporting date, considering indemnity and expenses, in accordance with the responsibility retained by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date, considering claims and expenses in accordance with the responsibility retained by the insurance company. The provision for claims incurred but not yet reported (IBNR) is calculated in accordance with the methodology described in the Actuarial Note maintained by the insurance company.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 7. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems -20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

		Consolidated

	June 30,	March 31,
Marketable Securities	2005	2005
Trading assets	8,055,078	9,962,016
Available for sale	3,615,619	3,429,228
Held to maturity	4,309,496	4,752,129
Subtotal	15,980,193	18,143,373
Derivative financial instruments (see Note 20 (g))	882,238	425,884
Total	16,862,431	18,569,257
Current	11,141,937	12,843,566
Long-term	5,720,494	5,725,691

(b) Trading assets

				Consolidated

	June 30, 2005		March 31, 2005

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	1,840,160	1,844,030	4,046,452	4,045,024
Financial treasury bills	293,125	292,878	213,859	213,576
Treasury bills	1,476,953	1,479,929	3,763,843	3,762,151
Treasury notes	69,963	71,223	68,631	69,297
Other	119	-	119	-
Foreign government	212,777	212,777	-	-
Brazilian sovereign bonds	117,907	117,970	-	-
Corporate debt securities	58,756	57,052	56,007	66,448
Debentures	9,306	7,602	37,897	48,485
Eurobonds	49,450	49,450	18,110	17,963
Bank debt securities	418,918	422,812	-	-
Eurobonds	90,042	93,936	-	-
Time deposits	328,876	328,876	-	-
Mutual funds (1)	5,386,636	5,386,636	5,296,974	5,296,974
Marketable equity securities	17,830	13,801	-	-
Other	-	-	558,409	553,570
Total	8,052,984	8,055,078	9,957,842	9,962,016
___________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

						Consolidated

		June 30, 2005			March 31, 2005

	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value	Fair value
Issuer/Type of investment					adjustment
Federal government	671,953	(14,681)	657,272	603,294	(14,921)	588,373
Financial treasury bills	574,412	412	574,824	533,811	438	534,249
Treasury bills	-	-	-	18,699	(7)	18,692
Treasury notes	55,670	(94)	55,576	-	-	-
Treasury Bonds	4,493	(498)	3,995	4,941	(865)	4,076
Other	37,378	(14,501)	22,877	45,843	(14,487)	31,356
Foreign government	943	(67)	876	-	-	-
Brazilian sovereign bonds	-	-	-	43,537	-	43,537
Corporate debt securities	2,115,939	(104,666)	2,011,273	2,041,245	(152,663)	1,888,582
Debentures	2,022,976	(80,107)	1,942,869	1,969,978	(142,899)	1,827,079
Eurobonds	14,611	(14,611)	-	23,142	-	23,142
Other	78,352	(9,948)	68,404	48,125	(9,764)	38,361
Bank debt securities	219,415	(6,020)	213,395	208,684	(2,546)	206,138
Debentures	1,954	-	1,954	3,886	-	3,886
Eurobonds	30,954	(164)	30,790	55,423	(41)	55,382
Mortgage notes	125,441	(5,857)	119,584	126,426	(2,506)	123,920
Time deposits	41,099	1	41,100	22,949	1	22,950
Other	19,967	-	19,967	-	-	-
Marketable equity securities	128,627	(8,730)	119,897	128,917	(14,667)	114,250
Mutual funds (1)	612,906	-	612,906	588,348	-	588,348
Total	3,749,783	(134,164)	3,615,619	3,614,025	(184,797)	3,429,228
___________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

				Consolidated

		June 30, 2005		March 31, 2005

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	589,001	525,303	336,059	233,057
Between 3 months and 1 year	538,293	533,778	926,067	865,802
Between 1 and 3 years	905,438	889,950	916,665	929,803
Between 3 and 5 years	504,023	450,085	348,273	339,105
Between 5 and 15 years	445,985	472,574	323,411	332,047
More than 15 years	25,586	11,201	41,095	26,816
No stated maturity (1)	741,457	732,728	722,455	702,598
Total	3,749,783	3,615,619	3,614,025	3,429,228
___________________ (1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

		Consolidated

	June 30,	March 31,
	2005	2005

Issuer/Type of investment		Amortized cost

Federal government	1,395,028	1,477,563
Financial treasury bills	167,311	160,058
Central Bank notes	343,749	401,520
Treasury notes	879,410	911,322
Other	4,558	4,663
Foreign government	336	-
Brazilian sovereign bonds	2,634,023	2,950,461
Corporate debt securities	187,544	212,153
Eurobonds	187,544	212,153
Bank debt securities	92,565	111,952
Eurobonds	92,565	111,952
Total	4,309,496	4,752,129

The fair value of these securities was R$4,533,420 (March 31, 2005 - R$4,878,951) in Consolidated. The difference between the amortized cost and the fair value totaled R$223,924 (March 31, 2005 - R$126,822) in Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

		Consolidated

	June 30, 2005	March 31, 2005

Maturity		Amortized cost

Less than 3 months	149,045	152,824
Between 3 months and 1 year	534,006	601,171
Between 1 and 3 years	1,427,903	1,285,434
Between 3 and 5 years	351,601	406,464
Between 5 and 15 years	1,286,577	1,747,609
More than 15 years	560,364	558,627
Total	4,309,496	4,752,129

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Consolidated

	June 30,	March 31,
	2005	2005
By type
Discounted loans and notes	13,526,292	12,979,426
Financing	10,850,937	10,469,024
Agricultural	964,274	1,022,555
Real estate loans	1,223,423	1,172,329
Credit card	4,338,852	3,974,109
Total lending operations	30,903,778	29,617,443

Leasing operations	714,739	670,712
Advances on exchange contracts (1)	1,612,353	1,393,695
Total leasing operations and advances on
exchange contracts	2,327,092	2,064,407

Guarantees honored	29,813	35
Other receivables (2)	1,893,060	1,494,182
Total other credits	1,922,873	1,494,217

Total risk	35,153,743	33,176,067

By maturity
Past-due for more than 15 days (Note 5 (d))	1,398,796	1,497,918
Falling due:
Less than 3 months (3)	14,575,122	13,837,388
Between 3 months and 1 year	9,563,403	8,692,001
Between 1 and 3 years	6,791,934	6,538,668
More than 3 years	2,824,488	2,610,092
Total risk	35,153,743	33,176,067
___________________
(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 6)
(2)	Other receivables consist of receivables from sale of assets and notes, credits receivable and insurance premiums receivable.
(3)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

				Consolidated

	June 30, 2005		March 31, 2005

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	2,059,646	5.9	1,851,864	5.6
Automotive industry	1,507,372	4.3	1,092,593	3.3
Paper, pulp and wood products	1,350,821	3.8	1,331,728	4.0
Food, beverages and tobacco	1,282,822	3.7	1,305,184	3.9
Basic metal industries	942,917	2.7	740,159	2.2
Production of machines and equipment	751,750	2.1	771,304	2.3
Chemical and pharmaceutical	718,797	2.0	807,494	2.4
Textiles, clothing and leather goods	519,954	1.5	433,105	1.3
Extractive	517,924	1.5	466,448	1.4
Petroleum	387,861	1.1	422,793	1.3
Electronic and communications equipment	247,403	0.7	302,269	0.9
Rubber and plastic	220,899	0.6	201,671	0.6
Electric and electronic	175,162	0.5	184,449	0.6
Production of metal goods	183,082	0.5	183,143	0.6
Other manufacturing industries	32,793	0.1	11,379	-
Subtotal	10,899,203	31.0	10,105,583	30.4
Retailers
Retail	2,211,469	6.3	2,084,310	6.3
Wholesale	1,316,634	3.7	1,292,653	3.9
Subtotal	3,528,103	10.0	3,376,963	10.2
Financial service
Financial companies	464,674	1.3	444,278	1.3
Insurance companies and private pension funds	4,490	0.1	5,046	0.1
Subtotal	469,164	1.4	449,324	1.4
Residential construction loans	272,573	0.8	250,974	0.7
Other services
Transportation	1,684,726	4.8	1,646,469	5.0
Post office and telecommunications	994,654	2.8	1,051,039	3.2
Construction	502,427	1.4	529,630	1.6
Real estate services	472,255	1.3	392,642	1.2
Agricultural	380,563	1.1	294,776	0.9
Association activities	175,887	0.5	189,396	0.6
Health and social services	141,454	0.4	134,734	0.4
Education	124,495	0.4	129,143	0.4
Cultural, sports and leisure activities	100,585	0.3	111,908	0.3
Lodging and catering services	122,022	0.3	104,050	0.3
Other services	1,184,098	3.4	1,376,293	4.1
Subtotal	5,883,166	16.7	5,960,080	18.0
Agriculture, livestock, forestry and fishing	743,238	2.1	833,762	2.5
Individual
Consumer loans	7,718,492	22.0	7,002,022	21.1
Credit card	4,338,852	12.3	3,974,109	12.0
Residential mortgage loans	973,814	2.8	947,340	2.9
Lease financing	106,102	0.3	87,117	0.2
Other	221,036	0.6	188,793	0.6
Subtotal	13,358,296	38.0	12,199,381	36.8
Total	35,153,743	100.0	33,176,067	100.0

(c) Concentration of lending, leasing and other credits:

				Consolidated

		June 30, 2005		March 31, 2005

Largest clients	Value	% of total	Value	% of total
10 largest clients	2,861,506	8.2	2,796,773	8.4
50 next largest clients	4,857,590	13.8	4,699,571	14.2
100 next largest clients	3,720,216	10.6	3,661,615	11.0
Other clients	23,714,431	67.4	22,018,108	66.4
Total	35,153,743	100.0	33,176,067	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

								Consolidated

							June 30, 2005

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	14,006,600	-	-	14,006,600	39.8	11,392	-
A	0.5	13,956,800	-	-	13,956,800	39.7	74,190	0.5
B	1.0	2,339,597	289,311	224,802	2,853,710	8.1	41,043	1.4
C	3.0	1,329,933	274,685	207,173	1,811,791	5.2	142,976	7.9
D	10.0	709,969	128,894	173,311	1,012,174	2.9	267,797	26.5
E	30.0	77,772	81,394	140,450	299,616	0.9	126,722	42.3
F	50.0	37,348	59,416	160,765	257,529	0.7	157,186	61.0
G	70.0	145,966	46,324	137,994	330,284	0.9	292,870	88.7
H	100.0	85,700	185,238	354,301	625,239	1.8	625,239	100.0
Total		32,689,685	1,065,262	1,398,796	35,153,743	100.0	1,739,415
% of total risk							4.9%

								Consolidated

							June 31, 2005

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	13,223,378	-	-	13,223,378	39.9	11,366	0.1
A	0.5	12,439,119	-	-	12,439,119	37.5	80,382	0.6
B	1.0	2,582,024	230,489	225,535	3,038,048	9.2	35,352	1.2
C	3.0	1,285,509	284,416	224,044	1,793,969	5.4	100,950	5.6
D	10.0	488,322	346,303	299,239	1,133,864	3.4	280,366	24.7
E	30.0	160,053	108,643	132,278	400,974	1.2	163,175	40.7
F	50.0	22,945	66,551	113,845	203,341	0.6	113,433	55.8
G	70.0	148,461	42,679	86,199	277,339	0.8	233,846	84.3
H	100.0	59,363	189,894	416,778	666,035	2.0	666,035	100.0
Total		30,409,174	1,268,975	1,497,918	33,176,067	100.0	1,684,905
% of total risk							5.1%
___________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$729,953 (March 31, 2005 - R$857,942) Consolidated. These transactions relate to the active portfolio and credits written off , and were recognized in a manner which maintains the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for credit losses during the period:

		Consolidated

	Quarter	Six-months
	ended June	ended June
	30, 2005	30, 2005
Balance at the beginning of the period	1,684,905	1,669,467
Provision for credit losses	435,291	745,308
Loan charge-offs	(380,781)	(675,360)
Balance at the end of the period	1,739,415	1,739,415

Loan recoveries (1)	30,940	76,759
___________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Other Credits

				Consolidated
		June 30, 2005		March 31, 2005
	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Receivables on guarantees honored	-	29,813	-	35
Foreign exchange portfolio	3,769,674	-	4,460,515	-
Income receivable	118,435	1,906	95,975	4,757
Negotiation and intermediation of securities	112,608	3,037	198,685	2,742
Deferred taxes (See Note 17(a))	961,522	1,909,325	614,194	2,213,700
Sundry	2,851,992	3,439,549	2,518,806	3,363,896
Total	7,814,231	5,383,630	7,888,175	5,585,130

“Foreign exchange portfolio” includes R$2,453,529 (March 31, 2005 - R$2,907,144) of unsettled exchange purchases and R$1,300,531 (March 31, 2005 – R$1,535,805) of rights on foreign exchange sold, net of contracted advances.

“Other credit – sundry” includes, basically, escrow deposits for civil and labor suits in the amount of R$2,474,260 (March 31, 2005 – R$2,227,163); insurance premium in the amount of R$955,861 (March 31, 2005 – R$747,761); prepaid taxes in the amount of R$662,874 (March 31, 2005 – R$553,565),receivables from credit card operations – in the amount of R$ 618,074 (March 31, 2005 – R$608,545) and notes and credits receivables in the amount of R$574,054 (March 31, 2005 – R$544,997).

“Other credits” in the parent company relates, basically, to interest on own capital in the amount of R$158,645 (March 31, 2005 - R$103,761), from Unibanco.

7. Investments

(a) Subsidiary company (Parent Company)

	Unibanco – União de Bancos
		Brasileiros S,A,

	June 30, 2005	March 31, 2005
Information on investment in
Number of shares held (with no par value)
Common	729,950,914	729,950,914
Preferred	100,382,950	100,386,378
Participation in common stock - %	96.598	96.598
Total participation (direct) - % (1)	59.447	59.448

Stockholders’ equity	8,659,700	8,363,245

Capital	5,000,000	5,000,000

Net income for the quarter	452,935	401,289
Net income for the semester	854,224	401,289
Investment value	5,147,897	4,971,772
Equity in results for the quarter	265,470	235,643
Equity in results for the semester	501,113	235,643
___________________
(1) The total participation and equity in results was calculated based on Unibanco’s outstanding shares.

(i) The amounts of dividends received/ receivable from Unibanco in the six-month ended June was R$191,271 (March 31, 2005 – R$103,963).

(ii) The quotation of Unibanco shares, as of June 30, 2005, at São Paulo Stock Exchange, was R$13.20 per common shares and R$7.13 per preferred shares.

(b) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$151,439 (Six-months ended June 30, 2005 - R$149,407) in Consolidated, were recognized as “Other operating income”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quota (in thousands) direct and indirect				Adjusted net income (loss)

			Percentage holding (%) Consolidated	Adjuste stockholders equity	Quarter ended June 30 2005	Six-month ended June 30, 2005

	Common	Preferred
Investments of Unibanco

Subsidiary companies
Unipart Participações
Internacionais Ltd.	990	-	100.000	910,175	81,571	89,609
Unicard Banco Múltiplo S.A.
(4) and (10)	106,053,960	91,811,816	100.000	728,476	76.968	89,368
Banco Fininvest S.A.	4	1	99.940	677,057	51,009	98,958
Unibanco AIG Seguros S.A. (11)	345,014	188,814	49.709	1,312,920	84,395	139,836
Unibanco Companhia de
Capitalização	4,194	-	100.000	404,732	32,067	46,267
Banco Único S.A. (3)	2,769,089	2,769,390	99.980	226,785	4,645	9,283
Banco Dibens S.A. (9)	8,858,142	-	99.999	211,894	(11,083)	(7,718)
Unibanco Leasing S.A. –
Arrendamento Mercantil	265	-	99.999	138,182	(2,404)	3,893
Unibanco Investshop Corretora
de Valores Mobiliários e Câmbio
S.A. (2) and (8)	4,955	4,955	100.000	110,616	4,648	8,862
Unibanco Empreendimentos e
Participações Ltda.	201,910	-	100.000	218,197	3,244	(12,373)
Interbanco S.A.	20,000	-	99.999	80,388	6,998	16,068
Unibanco Negócios Imobiliários
Ltda.	49,568	-	100.000	56,496	814	1,261
BWU Comércio e Entretenimento
Ltda. (12)	67,562	-	59.792	59,701	(2,010)	(6,386)
Unibanco Asset Management –
Banco de Investimento S.A. (2)	1,468	1,468	99.999	27,409	4,389	6,418
Unibanco Empreendimentos
Ltda.	150,489	-	100.000	125,093	822	1,602
Unibanco Serviços de
Investimento Ltda.	100	-	100.000	5,582	7,436	14,082

Jointly controlled
companies(i)
Banco Investcred Unibanco
S.A. – (PontoCred) (5)	95	-	49.997	203,774	11,317	28,944
Serasa S.A.	366	349	19.174	159,757	22,504	42,276
Tecnologia Bancária S.A.	762,278	-	21.432	139,207	5,954	5,450
Redecard S.A.	200	400	31.943	57,852	47,034	86,010
Interchange Serviços S.A.	75,000,000	-	25.000	36,191	2,244	3,400
Companhia Hipotecária
Unibanco – Rodobens	6,055	-	50.000	8,929	128	536
Investment of
Unibanco Consolidated

Associated companies
AIG Brasil Companhia de
Seguros	54,214	-	49.999	93,469	3,192	5,587
Instituto de Resseguros do
Brasil (IRB)	-	110,824	11.082	1,362,218	109,664	109,664

					Adjusted net income (loss)

					Quarter ended June 30, 2005	Six-months ended June 30, 2005
	Number of shares or quotas (in thousands)		Percentage holding (%) Consolidated	Adjusted stockholders equity
Main direct, indirect and jointly controlled subsidiary companies

invested by:	Common	Preferred
Unipart Participações Internacionais Ltd. (i)
Unibanco Cayman Bank Ltd.	13,252	-	100.000	354,478	48,956	54,703
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	158,811	363	1,014
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	31,195	7,739	18,372
Hipercard Administradora de Cartões de Crédito Ltda. (7)	7	-	100.000	201,513	9,254	21,493
Unibanco AIG Seguros S.A. (i)
Unibanco AIG Vida e Previdência S.A. (6)	39,565	-	100.000	225,310	21,228	36,932
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	50,538	1,954	4,973
Unibanco AIG Warranty S.A.	560	-	70.000	23,715	284	2,615
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83	83	49.998	42,666	4,700	12,300
Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A. (4)	490,295	5,940	100.000	767,131	29,468	39,638

___________________
(i) The percentage shown in the Consolidated column refers to the parent companies' percentage holding.

(1)	The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill.

(2)	The difference between the net income and the equity results was mainly due to restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(3)	Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro S.p.A. ("BNL") through the exchange of 1 billion Units. Through the Extraordinary Shareholders’ Meeting held on October 22, 2004, the change in the company name from Banco BNL do Brasil S.A. to Banco Único S.A. was approved.

(4)	During the third quarter of 2004, Unibanco acquired 11,263 thousand common shares and all the preferred shares of Banco1.net S.A. for approximately R$38,378, increasing its ownership to 99.999% of the total equity. The company name was changed from Banco1.net S.A. to Hipercard Banco Múltiplo S.A. On February 28, 2005, at the Extraordinary Shareholders' Meeting, the capital of Unicard Banco Múltiplo S.A. was increased through the investment in Hipercard Banco Múltiplo S.A.

(5)	In the third quarter of 2004, the shareholders approved, in an Extraordinary Shareholders' Meeting, the merger of Estrel Participações S.A. into Banco Investcred Unibanco S.A., at its book value.

(6)	Through the Extraordinary Shareholders' Meeting held on June 11, 2004, the change in the company name from Phenix Seguradora S.A to Unibanco AIG Vida e Previdência S.A. was approved. The Extraordinary Shareholders' Meeting held on July 30, 2004 approved the merger of Phenix Participações Ltda. and Unibanco AIG Previdência S.A. into Unibanco AIG Vida e Previdência S.A.

(7)	On March 1st, 2004, Unibanco acquired from the Dutch group Ahold, through its subsidiaries, the total capital of Hipercard Administradora de Cartões de Crédito Ltda., after the conclusion of the due diligence process during the third quarter of 2004, for the amount of R$630 million, resulting in goodwill of R$415 million to be amortized in accordance with the expected period of benefit up to ten years.

(8)	On January 31, 2005, the Extraordinary Shareholders' Meeting approved the merger of Unibanco Corretora de Valores Mobiliários into Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.

(9)	On June 3, 2005 Unibanco was signed an agreement to acquire from Grupo Verdi the remaining 49% of the capital of Banco Dibens. The value of the transation was R$128 million, resulting in goodwill of R$22.4 million to be amortized in accordance with the expected period of benefit up to ten years. The transaction is subject to the approval of the Central Bank of Brazil and other authorities.

(10)
In May 2005, Caixa Geral de Depósitos, the former parent of Banco Bandeirantes, paid us the indemnity and other liabilities due under the association agreement executed in connection with the acquisition of Banco Bandeirantes, in the amount of approximately R$238 million, considering R$200 million relating to the contingencies of Banco Banorte S.A. and R$38 million relating to the “memorandum account” of Banco Bandeirantes S.A. As result the related risks were assumed by the successor companies and the corresponding provision was established.

The equity in results in the six-month ended June 30, 2005, reflects the result of Unicard Banco Múltiplo S.A. operations, the provisions recorded and the indemnity received, corresponding to an adjusted net income of R$89 million. See Note 12((b)1).

(11)	On June, 30, 2005 Unibanco recognized extraordinary items in the amount of R$503 as result of: (i) the change of valuation method of investments previous, recorded on the cost method because of the nomination of a member of the Board of Directors, representing influence on the Administration (ii) constitution of provisions for the abandonment and adaptation of software and to complement provisions for fiscal contingencies.

(12)	Through the Private Amendment and Consolidation of the Article of Association of BWU Comércio e Entretenimento Ltda. dated August 3, 2004, the merger of BWU Representação e Participações Ltda. into that company was approved.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses".

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized			Amortization during the period

			Quarter	Six-months	Quarter	Six-months
	June 30,	March 31,	ended June	ended June	ended June	ended June
	2005	2005	30, 2005	30, 2005	30, 2004	30, 2004
Bandeirantes (1)	-	-	-	-	15,320	31,159
Fininvest	307,177	314,963	7,786	15,572	6,538	13,076
Hipercard	367,465	378,065	9,614	20,230	7,916	7,916
Other (1)	195,313	182,038	8,209	15,754	6,058	10,683
Total	869,955	875,066	25,609	51,556	35,832	62,834

_________________
(1) As described in Note 3 (e), as from December 31, 2004, upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in ful

8. Fixed Assets

		Consolidated
	June 30 ,	March 31 ,
	2005	2005
Land and building	565,934	583,197
Other fixed assets	1,307,946	1,290,055
Accumulated depreciation	(1,057,432)	(1,027,658)
Total, net	816,448	845,594

9. Deposits

				Consolidated

	June 30 , 2005		March 31 , 2005

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Demand deposits	3,546,630	-	3,414,923	-
Savings deposits	5,635,233	-	5,800,555	-
Interbank deposits	71,225	40,267	144,732	48,584
Time deposits	11,533,158	13,971,104	13,013,998	12,494,340
Other deposits	137	-	504	-
Total	20,786,383	14,011,371	22,374,712	12,542,924

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referencial Rate (TR), plus average interest of 13.42% (March 31, 2005 – 12.79%) per annum, and are payable up to July 24, 2006.

(b) Euronotes

			Consolidated

		June 30,	March 31,
Maturity	Currency	2005	2005
Less than 3 months	US$	434,217	132,146
	EUR	5,024	25,048
	R$	39,999	8,629
		479,240	165,823

From 3 to 12 months	US$	132,637	454,889
	EUR	10,092	14,680
	R$	96,573	3,187
		239,302	472,756

From 1 to 3 years	US$	86,132	71,745
	EUR	10,046	12,952
	R$	-	111,503
		96,178	196,200

From 3 to 5 years	US$	78,662	94,479
	R$	258,946	318,410
		337,608	412,889

From 5 to 15 years	US$	37,151	46,265

Total		1,189,479	1,293,933

The average interest of issues in foreign currency was 4.13% (March 31, 2005 – 2.78%) per annum in Consolidated.

In February, 2005, Unibanco issued a Real-denominated note, in the amount of US$125 million equivalent to R$325 million, with 5 year-term and semiannual interest payments. The coupon is denominated in Reals, pegged to the IGPM Inflation Index plus a fixed rate of 8.7% p.a..

(c) The other issues totaled R$36,467 (March 31, 2005 - R$43,782) in Consolidated with maturities up to August 4, 2010 and an average interest rate of 6.03% (March 31, 2005 – 6.28%) per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 4.46% (March 31, 2005 – 5.32%) per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco Holdings and its subsidiaries are parties to various legal actions, principally tax litigation, civil litigation and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of legal counsel. The provisions recorded and respective changes for the quarter were as follows:

(a) Balance sheet

	Parent Company			Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005
Tax litigation	57,479	51,062	1,498,518	1,236,658
Labor litigation	-	-	868,336	798,313
Civil litigation	-	-	561,993	506,074
Total	57,479	51,062	2,928,847	2,541,045

Recorded in Other Liabilities
- Taxes and Social Security	57,479	51,062	1,498,518	1,236,658
- Others	-	-	1,430,329	1,304,387

(b) Changes in and the related fiscal labor and civil litigation provision:

	Parent Company			Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Balance at the beginning of the period	51,062	50,508	2,541,045	2,436,647
Provision charged	6,417	6,971	618,013	857,208
Payments	-	-	(230,211)	(365,008)
Balance at the end of the period	57,479	57,479	2,928,847	2,928,847
_________________
(1)	As described in of Note 7(a)10), was recorded in a consolidated provision in the first half of 2005, for the assumption of risk related to the contingencies on the for acquisition of Banco Bandeirantes, for which Unibanco received from Caixa Geral de Depósitos the amount of R$260 million, before applicable taxes.

(c) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion.

(d) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The contingency amount is recorded as a provision, based on the average of payments made.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits for any amounts incurred under such lawsuits. Additionally, in those cases in which liens have been made to assets which have since been transferred to Unibanco, the Bank has filed third-party motions against these liens.

(e) Civil litigation

Unibanco and its subsidiaries were parties to other actions and claims, including certain claims in conjunction with other Brazilian financial institutions, relating mainly to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates for periods less than one year; (iii) losses related to lease contracts involving foreign exchange variations; and (iv) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim.

(f) Judicial cases

The former controlling shareholders of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of legal counsel, that these suits are untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System), a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in these cases.

During the six-month period ended June 30, 2005, Unibanco and the former controlling shareholders of Banco Banorte S.A. concluded their judicial disputes and will propose a project to the Brazilian Central Bank, to transform the extrajudicial liquidation of Banorte into an ordinary liquidation process.

13. Other Liabilities

				Consolidated

		June 30, 2005		March 31, 2005

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Collection of taxes and other
contributions	307,171	-	233,020	-
Foreign exchange portfolio	2,453,594	1,710,197	3,385,224	-
Social and statutory	382,462	-	244,660	-
Taxes and social security	512,021	-	387,027	1,447,581
Negotiation and intermediation of securities	231,150	33,913	373,071	97,049
Accounts payable for purchase of assets	2,906	1,190	25,402	1,357
Technical provision for insurance,
annuity products and retirement plans	4,661,111	2,013,556	4,349,058	1,977,537
Subordinated debt	80,597	1,689,863	38,582	1,920,134
Sundry	3,461,372	3,486,649	3,456,958	3,689,472
Total	12,092,384	8,935,368	12,493,002	9,133,130

(a) Technical provision for insurance, private retirement plans and annuity products:

Private Retirement
	Insurance		Plans		Annuity Products		Total

	June 30,	March 31,	June 30,	March 31,	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005	2005	2005	2005	2005
Current:	1,359,915	1,154,492	2,835,822	2,747,588	465,374	446,978	4,661,111	4,349,058
Provision for unearned
premiums	708,803	509,478	1	1	-	-	708,804	509,479
Loss Provision IBNR
(The provision for
claims incurred but
not yet reported)	205,053	199,222	9,817	9,734	-	-	214,870	208,956
Mathematical provision
benefits to be granted	164,626	142,968	2,782,501	2,701,670	-	-	2,947,127	2,844,638
Mathematical provision
for benefits granted	2,747	2,776	2	1	-	-	2,749	2,777
Unsettled claims	276,227	297,533	708	752	-	-	276,935	298,285
Provision for draws and
redemptions	-	-	-	-	465,011	446,615	465,011	446,615
Other provisions	2,459	2,515	42,793	35,430	363	363	45,615	38,308

Long-term liabilities:	758	934	2,012,799	1,976,603	-	-	2,013,557	1,977,537
Mathematical provision
benefits to be granted	-	-	1,471,121	1,455,571	-	-	1,471,121	1,455,571
Mathematical provision
for benefits granted	731	746	358,327	343,793	-	-	359,058	344,539
Other provisions	27	188	183,351	177,239	-	-	183,378	177,427
Total of technical
provisions	1,360,673	1,155,426	4,848,621	4,724,191	465,374	446,978	6,674,668	6,326,595

(b) Other liabilities - Foreign exchange portfolio includes R$1,410,933 (March 31, 2005 – R$1,822,189) of unsettled exchange sales and R$ 1,046,964 (March 31, 2005 – R$1,562,163) of obligations for exchange purchase net of advances on exchange contracts.

(c) Subordinated debt

					Consolidated

			Remuneration	June 30,	March 31,
	Issue	Maturity	per annum	2005	2005
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	473,918	552,619
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	471,112	536,902
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.45%	71,275	81,327
Line of credit (4)	December 2004	December 2009	4.74%	353,057	404,667
Subordinated time
deposits (5)	December 2002	December 2012	102% of CDI	401,098	383,201
Total				1,770,460	1,958,716
_________________
(1)	The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The interest rate is calculated through semi-annual Libor plus 1.2%.
(4)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5)	Subordinated time deposits can be redeemed from December 2007.

(d) “Other liabilities – sundry”, includes, basically, sale of rights of receipt of future flow of payment orders abroad in the amount of R$2,173,465 (March 31, 2005 – R$2,527,042), payable to merchants-credit card in the amount of R$2,023,391 (March 31, 2005 -R$2,186,699), provision for labor and civil litigations in the amount of R$1,430,329 (March 31, 2005 - R$1,304,387), payable related to insurance companies in the amount of R$461,865 (March 31, 2005 - R$360.920) and provisions for payroll and administrative expenses in the amount of R$411,052 (March 31, 2005 - R$412,137).

(e) Other liabilities in the parent company refer to interest on own capital payable in the amount of R$134.957 (March 31, 2005 - R$91,524).

14. Employee Benefits

(a) Pension plan

Unibanco and a portion of its employees contributed for a “ Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program, is based on defined contributions established by Unibanco and your employees until October, 2004. After that only the employees contributed to the program.

Additionally on July 1st, 2004, the employee's "Free Benefits Generation Program " was redesigned in order to more coverage and flexible benefits. The new program is a closed private entity through Trevo Instituto Bandeirantes de Seguridade Social. The new program is sponsored by Unibanco and your employees.

During the quarter ended June 30, 2005, the company sponsor contributions totaled R$3,281 (Six-months ended June 30, 2005 - R$8,006) in Consolidated.

(b) Stock option program

Unibanco stock option program’s purpose is to foster the long-term commitment to the highest performance standards, as well as attract, retain and motivate talents. Unit options can be exercised between 3 to 6 years from issuance.. The option rights are limited to 1% of the authorized capital per year, and total options granted and not exercised are limited to 10% of the authorized capital

Up to June 30, 2005, the options activitie as follows:

	Issuance	Vesting period until	Exercise period until	Exercise price restated as of 06/30/2005				Not exercised

Nº	Date				Granted	Exercised	Cancelled

1	1/21/2002	1/21/2005	1/20/2006	9.31	2,062,687	616,965	564,855	880,867
		1/21/2006	1/20/2007	9.31	2,062,728	-	669,502	1,393,226
		1/21/2007	1/20/2008	9.31	2,062,585	-	669,477	1,393,108

2	4/15/2002	4/15/2005	4/14/2006	10.91	11,334	-	-	11,334
		4/15/2006	4/14/2007	10.91	11,333	-	-	11,333
		4/15/2007	4/14/2008	10.91	11,333	-	-	11,333
3	8/1/2002	8/1/2005	7/31/2006	8.40	33,334	-	-	33,334
		8/1/2006	7/31/2007	8.40	33,333	-	-	33,333
		8/1/2007	7/31/2008	8.40	33,333	-	-	33,333
4	8/12/2002	8/12/2005	8/11/2006	7.05	60,000	-	-	60,000
		8/12/2006	8/11/2007	7.05	60,000	-	-	60,000
		8/12/2007	8/11/2008	7.05	60,000	-	-	60,000
5	11/1/2002	11/1/2005	10/31/2006	6.90	33,334	-	-	33,334
		11/1/2006	10/31/2007	6.90	33,333	-	-	33,333
		11/1/2007	10/31/2008	6.90	33,333	-	-	33,333
6	11/11/2002	11/11/2005	11/10/2006	6.90	33,334	-	33,334	-
		11/11/2006	11/10/2007	6.90	33,333	-	33,333	-
		11/11/2007	11/10/2008	6.90	33,333	-	33,333	-
7	11/20/2002	5/31/2006	11/19/2006	6.90	50,000	-	-	50,000
		11/20/2006	11/19/2007	6.90	50,000	-	50,000	-
		11/20/2007	11/19/2008	6.90	50,000	-	50,000	-
8	1/6/2003	1/6/2006	1/5/2007	6.66	26,667	-	26,667	-
		1/6/2007	1/5/2008	6.66	26,667	-	26,667	-
		1/6/2008	1/5/2009	6.66	26,666	-	26,666	-
9	2/10/2003	2/10/2006	2/9/2007	7.78	20,000	-	-	20,000
		2/10/2007	2/9/2008	7.78	20,000	-	-	20,000
		2/10/2008	2/9/2009	7.78	20,000	-	-	20,000
10	3/10/2003	3/10/2006	3/9/2007	8.17	27,667	-	7,667	20,000
		3/10/2007	3/9/2008	8.17	27,667	-	7,667	20,000
		3/10/2008	3/9/2009	8.17	27,666	-	7,666	20,000
11	4/8/2003	4/8/2006	4/7/2007	8.85	264,003	-	100,669	163,334
		4/8/2007	4/7/2008	8.85	263,999	-	100,666	163,333
		4/8/2008	4/7/2009	8.85	263,998	-	100,665	163,333
12	4/14/2003	4/14/2006	4/13/2007	8.94	6,667	-	6,667	-
		4/14/2007	4/13/2008	8.94	6,667	-	6,667	-
		4/14/2008	4/13/2009	8.94	6,666	-	6,666	-
13	5/7/2003	5/7/2006	5/6/2007	8.41	186,667	-	-	186,667
		5/7/2007	5/6/2008	8.41	186,667	-	-	186,667
		5/7/2008	5/6/2009	8.41	186,666	-	-	186,666
14	6/4/2003	6/4/2006	6/3/2007	10.21	100,000	-	100,000	-
		6/4/2007	6/3/2008	10.21	100,000	-	100,000	-
		6/4/2008	6/3/2009	10.21	100,000	-	100,000	-
15	6/16/2003	6/16/2006	6/15/2007	10.30	20,000	-	-	20,000
		6/16/2007	6/15/2008	10.30	20,000	-	-	20,000
		6/16/2008	6/15/2009	10.30	20,000	-	-	20,000
16	9/2/2003	9/2/2006	9/1/2007	9.83	1,037,721	-	226,680	811,041
		9/2/2007	9/1/2008	9.83	1,037,658	-	226,663	810,995
		9/2/2008	9/1/2009	9.83	1,037,621	-	226,657	810,964

17	11/10/2003	11/10/2006	11/9/2007	9.83	60,000	-	60,000	-
		11/10/2007	11/9/2008	9.83	60,000	-	60,000	-
		11/10/2008	11/9/2009	9.83	60,000	-	60,000	-
18	12/17/2003	12/17/2006	12/16/2007	11.50	20,000	-	-	20,000
		12/17/2007	12/16/2008	11.50	20,000	-	-	20,000
		12/17/2008	12/16/2009	11.50	20,000	-	-	20,000
19	1/5/2004	1/5/2007	1/4/2008	9.83	40,000	-	-	40,000
		1/5/2008	1/4/2009	9.83	40,000	-	-	40,000
		1/5/2009	1/4/2010	9.83	40,000	-	-	40,000
20	2/1/2004	2/1/2007	1/31/2008	13.76	60,000	-	-	60,000
		2/1/2008	1/31/2009	13.76	60,000	-	-	60,000
		2/1/2009	1/31/2010	13.76	60,000	-	-	60,000
21	4/5/2004	4/5/2007	4/4/2008	14.03	2,040	-	-	2,040
		4/5/2008	4/4/2009	14.03	2,040	-	-	2,040
		4/5/2009	4/4/2010	14.03	2,040	-	-	2,040
22	4/12/2004	4/12/2007	4/11/2008	13.91	133,334	-	-	133,334
		4/12/2008	4/11/2009	13.91	133,333	-	-	133,333
		4/12/2009	4/11/2010	13.91	133,333	-	-	133,333
23	4/13/2004	4/13/2007	4/12/2008	14.02	33,334	-	-	33,334
		4/13/2008	4/12/2009	14.02	33,333	-	-	33,333
		4/13/2009	4/12/2010	14.02	33,333	-	-	33,333
24	7/19/2004	7/19/2007	7/18/2008	12.75	156,668	-	-	156,668
		7/19/2008	7/18/2009	12.75	156,666	-	-	156,666
		7/19/2009	7/18/2010	12.75	156,666	-	-	156,666
25	8/4/2004	8/4/2009	8/3/2010	11.94	300,000	-	-	300,000
26	9/20/2004	9/20/2007	9/19/2008	13.65	3,334	-	-	3,334
		9/20/2008	9/19/2009	13.65	3,333	-	-	3,333
		9/20/2009	9/19/2010	13.65	3,333	-	-	3,333
27	2/1/2005	2/1/2008	1/31/2009	16.05	1,406,687	-	81,668	1,325,019
		2/1/2009	1/31/2010	16.05	1,406,667	-	81,667	1,325,000
		2/1/2010	1/31/2011	16.05	1,406,646	-	81,665	1,324,981
28	5/3/2005	5/3/2008	5/2/2009	18.80	8,334	-	-	8,334
		5/3/2009	5/2/2010	18.80	8,333	-	-	8,333
		5/3/2010	5/2/2011	18.80	8,333	-	-	8,333
	Total				17,991,120	616,965	3,933,834	13,440,321

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	June 30, 2005			March 31, 2005

	Outstanding shares	Treasury stocks	Total	Total

Common	315,145,875	-	315,145,875	315,145,875
Preferred	515,187,997	12,970,890	528,158,887	528,158,887

Total	830,333,872	12,970,890	843,304,762	843,304,762

On April 30, 2004, the Extraordinary Shareholders’ meeting approved the cancellation of the separate classes preferred shares. Through the conversion of all Class “A” preferred shares to Class “B”preferred shares, in September 2003, the Class “B” preferred shares now are denominated only as “preferred shares”.

Preferred shares have no voting rights but are entitled to receive (i) a semiannual minimum dividend of R$0.15 (fifteen cents) per thousand shares or semiannual priority dividend of 1.5% of stockholders’ equity, resulting in an annual priority dividend of 3% (three percent) of stockholders’ equity, whichever is greater; (ii) in the reimbursement of capital in the case of the capital liquidation, up to the amount of capital represented by such preferred shares and (iii) participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal in item (i); in the case of the preferred shares’ reverse stock split, the dividends mentioned in item (i) will be adjusted according to the quantity of new shares.

Each Share Deposit Certificate (Units) is represented by a preferred share issued by Unibanco and by a preferred share issued by Holdings and is traded in the Brazilian market. On June 30, 2005 the fair value of a Units was R$17.22.

The Global Depositary Receipts (GDRs) is represented by 5 Units and is traded in the international market.

On August 30, 2004, Unibanco and Unibanco Holdings finalized the reverse stock split of their common and preferred shares, including the Units, in the ratio of 100 shares to 1 share. The shares have since been negotiated on per-share basis. On the same date, the Global Depositary Receipts (GDRs) traded abroad have represented 5 Units, instead of 500 Units, without a change in the number of GDRs issued or in their pricing. The reverse stock split aims to provide more efficiency in control and in the relationship with shareholders, operational cost reduction, as well as being one more step in the quest for increasing share liquidity.

(b) Dividends and interest on own capital

Unibanco Holdings distributes as a dividend an amount equivalent to the dividends received from its subsidiaries, as indicated in its articles of incorporation.

On March 30, 2005, the Board of Directors approved the payment of interest on capital to the shareholders, in the gross amount of R$41,716, comprise of as complement to the interest on capital related to the profit in the 2004 fiscal year, in the gross amount of R$13,682, plus the interest related to the first quarter of 2005, in the gross amount of R$28,034, amounting to R$0.0503 (R$0.0427 net of applicable tax) per common share and R$0.0503 (R$0.0427 net of applicable tax) per preferred share outstanding at that time. The interest on capital was calculated in accordance with of article 9 with Law no. 9249/95, with a tax benefit of R$14,183. The payment of the interest on capital was made on April 29, 2005.

The Units had interest on capital of R$0.1138 (R$0.0967 net of applicable tax) comprising R$0.0503 (R$0.0427 net of applicable tax) from Unibanco Holdings and R$0.0635 (R$0.0540 net of applicable tax) from Unibanco. The GDRs had interest on capital of R$0.5689 (R$0.4836 net of applicable tax).

On July 15, 2005, the Board of Directors approved the payment of interest on capital to the shareholders, in the gross amount of R$134,956, comprised of a comprised of a complement to the interest on capital related to the profit in the 2004 fiscal year, in the amount of R$2,771, plus the interest related to the second quarter of 2005, in the amount of R$28,035 and a complement to interest on capital related to the six-month period ended June 2005 in the amount of R$104,151, amounting to R$0.1625 (R$0.1382 net of applicable tax) per common share and R$0.1625 (R$0.1382 net of applicable tax) per preferred share outstanding at that time. The interest on capital was calculated in accordance with article 9 of Law no. 9249/95, with a tax benefit of R$45,885. The payment of the interest on capital will be made as from July 29, 2005.

The Units had interest on capital of R$0.3702 (R$0.3147 net of applicable tax); comprising R$0.1625 (R$0.1382 net of applicable tax) from Unibanco Holdings and R$0.2077 (R$0.1765 net of applicable tax) from Unibanco. The GDRs had interest on capital of R$1.8509 (R$1.5733 net of applicable tax).

(c) Capital reserves

These reserves are substantially composed of the share premium reserve.

(d) Treasury stock

During the six-month period ended June 30, 2005, as per shares – Performance the buy back program (Note 14(b)), approved by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion program (see item (f)) the following changes in treasury stock occurred:

Quantity of shares on March 31, 2005	12,967,462
Conversion of shares in the quarter	(580)
Treasury stocks exchanged	4,008
Quantity of shares on June 30, 2005	12,970,890

The average cost per share was R$4.1530. The minimum and maximum price per share were R$15.48 and R$20.77, respectively.

(e) Changes in stockholders’ equity

	Quarter ended June	Six-month ended June
	30, 2005	30, 2005

Beginning balance	4,970,696	4,819,022
Prior year adjustments	(3,248)	(3,261)
Revaluation reserve of subsidiary companies	(1,064)	(1,118)
Fair value adjustments - marketable securities and derivatives	18,447	22,016
Conversion of UBB stocks for Unibanco Holdings stock	(48)	809
Net income for the period	248,955	471,341
Interest on own capital proposed	(85,150)	(160,221)
Balance ended	5,148,588	5,148,588

(f) Conversion Program

As from November 2003, a Conversion Program will be maintained for two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. Up to June 30, 2005, 626.1 thousand preferred of Unibanco’s shares were converted into Units.

(g) Secondary Units Offer

In February 2005, Commerzbank Aktiengesellschaft and BNL International Investments S.A. sold, through a secondary public distribution, 45,897,387 Units, representing 7.2% of the preferred shares of Unibanco and 8.9% of the preferred shares of Unibanco Holdings. The secondary offering included the public in Brazil, certain qualified institutional buyers in the United States and institutional and other investidors elsewhere outside Brazil and the United States that are not U.S. persons.

16. Other Operating Income and Expenses

(a) Other operating income

				Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Dividends/retained earnings received from
other investments, principally consortium	17,970	48,885	46,904	65,269
Exchange rate variation on other assets	5,633	10,843	-	-
Monetary correction of prepaid taxes	838	1,958	1,378	3,303
Monetary correction of income receivable	4,918	16,042	21,503	34,994
Foreign branches’ and subsidiary
companies exchange gains	(2,032)	-	97,379	105,151
Other	141,584	150,259	16,918	31,645
Total	168,911	227,987	184,082	240,362

(b) Other operating expenses

				Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004

Provision for labor and civil litigations	159,119	218,597	106,126	217,893
Foreign branches’ and subsidiary
companies exchange loss	149,407	149,407	-	-
Insurance expenses	37,864	80,286	37,637	66,392
Expense related to checks and billing, net	35,346	80,537	33,415	59,137
Amortization of goodwill on subsidiaries
acquired	25,610	51,557	35,832	62,834
Monetary correction of other liabilities	12,252	23,434	653	12,594
Other	145,998	223,351	76,178	114,701
Total	565,596	827,169	289,841	533,551

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

					Consolidated

	March 31, 2005	Constitution	Realization	Balance of acquired companies	June 30, 2005

Allowance for credit losses	455,076	153,736	151,827	-	456,985
Other provisions not currently deductible	1,215,451	285,024	189,564	(75)	1,310,836
Tax loss and negative basis of social
contribution carry-forwards	640,165	3,966	38,825	-	605,306
Social contribution carry-forwards
(Provisional Measure 2158-35)	476,534	-	8,766	-	467,768
Subtotal	2,787,226	442,726	388,982	(75)	2,840,895
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	40,668	2,532	13,249	-	29,951
Deferred tax obligations	(29,314)	(1,158)	(1,841)	-	(28,631)
Net deferred tax assets	2,798,580	444,100	400,390	(75)	2,842,215
Total assets	2,827,894				2,870,846
Total liabilities	29,314				28,631

					Consolidated

	December 31, 2004	Constitution	Realization	Balance of acquired companies	June 30, 2005

Allowance for credit losses	438,485	262,456	244,340	384	456,985
Other provisions not currently deductible	1,191,988	492,269	384,181	10,760	1,310,836
Tax loss and negative basis of social
contribution carry-forwards	677,100	15,785	87,579	-	605,306
Social contribution carry-forwards
(Provisional Measure 2158-35)	485,076	-	17,308	-	467,768
Subtotal	2,792,649	770,510	733,408	11,144	2,840,895
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	42,491	4,077	16,617	-	29,951
Deferred tax obligations	(28,626)	(1,930)	(1,925)	-	(28,631)
Net deferred tax assets	2,806,514	772,657	748,100	11,144	2,842,215
Total assets	2,835,140				2,870,846
Total liabilities	28,626				28,631

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On June 30, 2005 the expected realization of deferred taxes:

			Consolidated

Year	Social contribution (Provisional Measure 2.158-35)	Other	Total

2005	14,560	357,136	371,696
2006	41,763	1,077,985	1,119,748
2007	53,351	564,333	617,684
2008	63,489	124,062	187,551
2009	76,276	108,946	185,222
2010	93,293	53,760	147,053
2011 to 2013	72,117	72,209	144,326
2014 to 2017	52,919	14,696	67,615
Total	467,768	2,373,127	2,840,895

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$2,280,811 in Consolidated.

(b) Income tax and social contribution income (expenses)

			Parent Company

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Income before income tax and social
contribution, net of profit sharing	256,193	483,275	169,613	324,363
Income tax and social contribution expenses
at a rate of 25% and 9%, respectively	(87,106)	(164,314)	(57,668)	(110,283)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	90,261	170,378	60,298	115,363
Interest on capital paid , net	(6,396)	(10,556)	(6,922)	(6,922)
Permanent differences (net)	(3,997)	(7,442)	(2,862)	(5,373)
Income tax and social contribution for
the period	(7,238)	(11,934)	(7,154)	(7,215)

			Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004

Income before income tax and social
contribution, net of profit sharing	602,440	1,194,663	351,244	731,127
Income tax and social contribution expenses
at a rate of 25% and 9%, respectively	(204,830)	(406,186)	(119,423)	(248,583)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	(46,027)	(45,737)	32,742	37,445
Interest on capital paid , net	104,664	112,707	41,638	91,326
Deferred tax credits of the period	-	-	16,001	15,234
Permanent differences (net)	11,136	33,572	3,048	(21)
Income tax and social contribution for
the period	(135,057)	(305,644)	(25,994)	(104,599)

18. Commitments and Guarantees

	Consolidated

	June 30, 2005	March 31, 2005

Co-obligation and risks for guarantees provided	5,140,307	4,623,051
Assets under management (mainly mutual
investment funds)	35,119,041	34,205,546
Lease commitments	58,675	73,253

19. Related-Party Transactions (Parent Company)

	June 30, 2005	March 31, 2005
Assets
Cash and due from banks	20	38
Marketable securities (long-term)	57,990	51,329
Income receivable	158,645	103,761
Sundry	-	4
Liabilities
Sundry	4	4

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2005
Revenues
Other operating income	2,498	4,668	764	1,420
Expenses
Personnel and other administrative expenses	13	18	7	14

Related-party transactions were undertaken at average market rates, in effect at the respective transaction dates, considering the absence of risk.

20. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities in order to aggregate value in its results.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities (CETIP) or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency forward and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options, and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designated as hedges may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limit are intended to avoid concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers’ prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit for customers in different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that monitors loans at all stages from their inception. The collection scoring system is used for determination which collection method or combination of collection methods is the most efficient.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate gaps. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability gaps. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market on the portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by the head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets’ and liabilities’ cash flows and their impacts on the financial capacity of the institution to obtain additional funds and to honor its obligations.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision makers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed daily in order to assure compliance with the established limits. Those limits and policies are periodically reviewed, and the strategies are defined in order to assure a conservative monitoring of the liquidity risk.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses due to its systems, practices and/or control measures being incapable of withstanding human error; damaged support infrastructure; inadequate utilization of modeling, services or products; changes in the business environment or other adverse market conditions.

To meet the legal requirements, the best practices of the international market and the internal regulations of the Brazilian financial market, Unibanco created an independent internal risk management structure. This area has as one of its main goals to encourage the generation and the perpetuation of an internal culture focused on integrated risk management. The management of the operating risk is an essential tool to the decision making process and to obtain competitive advantage, permitting the evaluation of the relationship between risk and reward. Another factor to highlight is the additional value to the brand due to the support given to the business areas, helping them to maintain their activities and to ensure the optimization of resources and allocated capital to the benefit of shareholders and clients, demonstrating the commitment of the financial institution to the best practices of corporate governance.

One of the tools used is the Internal Control System, which is available in the corporate portal accessible by all group areas. This process includes periodic evaluations, where the area managers identify their main activities and inherent risks, identify the existence of control issues and analyze the effectiveness of current controls.

The increasing diversity of banking operations and the volume of transactions on line/real time involving computers and telecommunications network increase the importance to our systems of information technology and the potential impact of system failures. Unibanco has dedicated a substantial volume of resources to guarantee security and stability of its system and equipment.

(d) Financial instruments recorded in the financial statements and their fair values are as follows:

	Consolidated

	June 30, 2005		March 31, 2005

	Book value	Fair value	Book Value	Fair value

Assets
Interbank deposits	2,754,165	2,758,857	2,185,659	2,184,842
Marketable securities	15,980,193	16,204,117	18,143,373	18,270,195
Lending operations	29,245,940	29,257,106	27,985,998	27,940,106
Derivatives, net	381,254	381,254	122,320	122,320

Liabilities
Interbank deposits	111,493	111,493	193,316	193,436
Time deposits	25,562,252	25,562,693	25,559,667	25,562,507
Mortgage notes	257,231	256,035	251,044	249,904
Resources from securities issued abroad	1,225,945	1,228,672	1,337,715	1,322,384
Subordinated debt (Note 13(b))	1,770,460	1,823,993	1,958,716	1,998,533
Other liabilities (Note 13 (c))	2,173,465	2,230,271	2,527,042	2,170,276
Treasury stocks	68,170	117,581	68,122	119,301

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the period for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the period for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the period for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at June 30, 2005 on the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Consolidated

	June 30, 2005		March 31, 2005

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)

Futures contracts	(18,250,007)	(18,250,007)	4,851,965	4,851,965
Currencies	(472,653)	(472,653)	9,493	9,493
Interbank interest rate	(18,659,798)	(18,659,798)	4,374,068	4,374,068
Exchange coupon	882,444	882,444	468,404	468,404

Forward contracts	377,725	381,688	497,236	498,589
Currencies	632,261	618,422	918,088	905,885
Fixed interest rate	(254,536)	(236,734)	(420,852)	(407,296)

Swap contracts	333,588	341,285	159,081	177,758
Currencies	(3,176,633)	(3,093,294)	(3,488,852)	(3,431,553)
Interbank interest rate	1,889,797	1,875,335	1,522,895	1,509,117
Fixed interest rate	363,433	298,492	394,507	359,016
Other	1,256,991	1,260,752	1,730,531	1,741,178

Swap contracts with daily reset	36,856	36,856	41,341	41,341
Currencies	36,856	36,856	41,341	41,341

Third curve swap contracts	62,589	63,831	31,703	32,455
Currencies	(552,342)	(551,950)	(405,463)	(404,752)
Interbank interest rate	509,736	510,192	357,475	357,935
Fixed interest rate	105,195	105,589	79,691	79,272

Option contracts
Purchased options	52,304	42,833	4,229	1,416
Purchase	50,461	40,728	3,920	740
Currencies	50,461	40,728	3,920	740
Sale	1,843	2,105	309	676
Currencies	1,843	2,105	309	676
Sale option	36,986	29,330	109,138	95,494
Purchase	28,537	6,205	70,005	67,323
Currencies	28,537	6,205	70,005	67,323
Sale	8,449	23,125	39,133	28,171
Currencies	8,449	23,125	39,133	28,171

(1)	Include the net balance of short position (long position).
(2)	For option contracts, the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts recorded in memorandum accounts, amounted to R$724,385 (March 31, 2005 - R$263,000) with respect to purchase commitments and R$1,158,357(March 31, 2005 -R$1,632,765) with respect to sale commitments.

On June 30, 2005, there were future transactions of R$10,744,965 (March 31, 2005 - R$10,969,782) in Consolidated, swap contracts in the amount of R$1,845,247 (March 31, 2005 - R$2,024,981) in Consolidated and forward transactions in the amount of R$130,324 in Consolidated, accounted for at fair value and recognized as cash flow hedges of exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), net gain of applicable taxes and minority interest, during the quarter, in the amount of R$11,217 (March 31, 2005 – R$37,466) in Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of June 30, 2005, were undertaken in accordance with the standards established by the Brazilian Central Bank.

During the six-month period ended June 30, 2005, certain swap contracts previously classified as hedges of exposures to the US dollar from securities held to maturity in accordance with the Circular 3,129 of the Brazilian Central Bank, in the amount of R$69,095, were no longer classified as hedges due to the low effectiveness achieved which was attributed to the change in the securities hedged and the derivative financial instruments designed to hedge being outside the percentages of limits allowed by the Brazilian Central Bank. The mark-to-market adjustment to the derivative financial instruments was recorded as a charge to income, during the period, in the amount of R$5,330.

During the six-month period ended June 30, 2005, certain swap contracts previously classified as cash flow hedge with exposure to the IGPM (Market General Price Index) from debentures, in accordance with Circular 3,129 of the Brazilian Central Bank, in the amount of R$224,056, were no longer classified as hedges due to the low effectiveness of the hedges, which was attributed to the change in the value of debentures items and the derivative financial instruments designed to hedge being outside the percentages of limits allowed by the Brazilian Central Bank. The adjustment to debentures due to the low effectiveness of the hedge was recorded as a charge to income, during the period, in the amount of R$8,049.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value by trade location:

	Consolidated

	June 30, 2005			March 31, 2005

Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total

Future contracts	(18,250,007)	-	(18,250,007)	4,851,965	-	4,851,965
Forward contracts	38	381,650	381,688	1,516	497,073	498,589
Swap contracts	(62,113)	403,398	341,285	(104,278)	282,036	177,758
Swap contracts with daily reset	36,856	-	36,856	41,341	-	41,341
Third curve swap contracts	-	63,831	63,831	-	32,455	32,455
Option contracts
Purchased option	5,609	37,224	42,833	1,416	-	1,416
Sale option	26,217	3,113	29,330	33,748	61,746	95,494

(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$150,661 (March 31, 2005 - R$186,961) in Unibanco Consolidated and comprised federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Consolidated

	June 30, 2005	March 31, 2005

Assets
Less than 3 months	356,892	111,189
Between 3 months and 1 year	255,107	214,909
Between 1 and 3 years	204,946	80,552
More than 3 years	65,293	19,234
Total	882,238	425,884

Liabilities
Less than 3 months	62,390	77,270
Between 3 months and 1 year	217,199	179,311
Between 1 and 3 years	219,711	46,325
More than 3 years	1,684	658
Total	500,984	303,564

	Consolidated

	June 30, 2005	March 31, 2005

Assets
Forward contracts	62,438	34,954
Swap contracts	710,210	355,313
Third curve swap contracts	66,757	34,201
Option contracts – premiums paid	42,833	1,416
Total	882,238	425,884

Liabilities
Forward contracts	99,803	28,769
Swap contracts	368,925	177,555
Third curve swap contracts	2,926	1,746
Option contracts – premiums received	29,330	95,494
Total	500,984	303,564

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts , the balance of which represents the amounts recorded in asset and liability accounts, are as follows:

	Consolidated

	June 30, 2005

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total

Future contracts	(32,396,951)	14,238,673	(149,827)	58,098	(18,250,007)
Forward contracts	(287,474)	139,056	114,861	415,245	381,688
Swap contracts	243,074	72,069	(4,381)	30,523	341,285
Swap contracts with daily reset	94,029	(57,173)	-	-	36,856
Third curve swap contracts	39,188	23,319	1,324	-	63,831
Option contracts
Purchased option	6,824	1,898	-	34,111	42,833
Sale option	8,479	18,738	2,113	-	29,330

					Consolidated

				March 31, 2005

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total

Future contracts	(8,607,830)	14,977,903	(1,570,645)	52,537	4,851,965
Forward contracts	(111,631)	(14,450)	115,502	509,168	498,589
Swap contracts	20,740	102,082	35,702	19,234	177,758
Swap contracts with daily reset	-	41,341	-	-	41,341
Third curve swap contracts	8,695	23,760	-	-	32,455
Option contracts
Purchased option	1,416	-	-	-	1,416
Sale option	3,497	91,997	-	-	95,494

21. Statements of Cash Flows

	Parent company
	Quarter ended	Six-month ended
	June 30, 2005	June 30, 2005

Operating activities
Net income	248,955	471,341
Equity in results of subsidiary companies	(265,470)	(501,113)
Changes in assets and liabilities
Decrease (increase)in marketable securities	(6,661)	(17,452)
Decrease (increase) in other credits and other assets	(57,014)	7,566
Increase (decrease) in other liabilities	73,473	6,479
Net cash used in operating activities	(6,717)	(33,179)

Investing activities
Interest on own capital received from subsidiary company	48,415	202,281
Net cash provided by investing activities	48,415	202,281

Financing activities
Interest on own capital paid	(41,716)	(169,100)
Net cash used in financing activities	(41,716)	(169,100)

Net increase (decrease) in cash and due from banks	(18)	2

Cash and due from banks at the beginning of the period	38	18
Cash and due from banks at the end of the period	20	20
Net increase (decrease) in cash and due from banks	(18)	2

		Consolidated

	Quarter ended	Six-month ended
	June 30, 2005	June 30, 2005
Operating activities
Net income	248,955	471,341
Provision for loan losses	435,291	745,308
Technical provisions for insurance, annuity products and retirement plans	269,792	654,640
Deferred taxes	(39,215)	(31,115)
Reversal of foreclosed assets provision	(1,383)	6,041
Loss on sale of foreclosed assets and fixed assets	(12,984)	(13,855)
Amortization of goodwill on subsidiaries acquired	25,609	51,556
Equity in results of subsidiary and associated companies	(16,065)	(14,887)
Exchange loss (gain) on foreign investments	151,439	149,407
Reversal of provision for losses on investments	2,250	4,060
Depreciation and amortization	114,099	208,441
Minority interest	218,931	418,181
Changes in assets and liabilities
Decrease (increase) in interbank investments	(2,176,726)	1,641,857
Decrease (increase)in marketable securities and derivative financial instruments	1,731,021	(232,437)
Decrease (increase) in Central Bank compulsory deposits	120,707	(179,887)
Net change in interbank and interdepartmental accounts	48,161	13,101
Decrease (increase) in lending operations	(1,700,305)	(3,197,635)
Decrease (increase) in leasing operations	(44,125)	(74,936)
Net change in foreign exchange portfolio	(240,789)	(245,590)
Decrease (increase) in other credits and other assets	(474,996)	(411,963)
Increase (decrease) in other liabilities	204,714	303,779
Increase (decrease)in deferred income	(24,706)	(46,252)
Net cash provided by (used in) operating activities	(1,160,325)	219,155

Investing activities
Proceeds from sale of foreclosed assets	25,724	41,861
Purchase of capital increase on investments in subsidiary and companies	(235,238)	(221,412)
Goodwill on acquisition of subsidiary companies	(49,619)	(49,619)
Proceeds of/capital decrease on investments in subsidiary and companies	-	16,218
Purchase of other investments	(14,415)	(16,275)
Proceeds of investments	625	2,677
Purchase of fixed assets	(50,722)	(92,341)
Proceeds from sale of fixed assets	30,065	33,432
Deferred charges	(35,132)	(84,551)
Minority interest	(185,753)	(273,188)
Net cash used in investing activities	(514,465)	(643,198)

Financing activities
Increase (decrease) in deposits	(119,882)	1,307,890
Increase (decrease)in securities sold under repurchase agreements	909,041	(1,095,575)
Increase (decrease)in resources from securities issued	(105,583)	(96,019)
Increase (decrease)in borrowings and onlending in Brazil – Governmental
agencies	184,585	(4,624)
Net change in treasury stock	(48)	809
Dividends paid	(41,716)	(169,100)
Net cash provided by (used in) financing activities	826,397	(56,619)

Net increase (decrease) in cash and due from banks	(848,393)	(480,662)

Cash and due from banks at the beginning of the period	1,928,995	1,561,264
Cash and due from banks at the end of the period	1,080,602	1,080,602
Net increase (decrease) in cash and due from banks	(848,393)	(480,662)

22. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau), Unibanco – União de Bancos Brasileiros (Luxembourg) S,A, Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd,, and Unicorp Bank & Trust Ltd, (Grand Cayman):

Combined balance sheet	June 30, 2005	March 31, 2005
Assets
Current and long-term assets	11,187,446	11,382,675
Cash and due from banks	252,622	515,286
Interbank investments	1,707,600	1,278,717
Marketable securities	6,449,641	6,602,085
Interbank accounts	167,611	210,478
Lending and leasing operations	2,343,602	2,630,444
Other credits and other assets	266,370	145,665
Permanent assets	353,271	355,782
Total	11,540,717	11,738,457

Liabilities
Current and long-term liabilities	9,914,477	10,054,645
Deposits	2,213,176	2,019,191
Securities sold under repurchase agreements	1,822,918	1,491,510
Resources from securities issued	1,183,336	1,279,270
Interbank accounts	29,757	31,220
Borrowings and onlending	1,149,636	1,273,907
Derivative financial instruments	117,978	4,631
Other liabilities	3,397,676	3,954,916
Deferred income	7,267	9,564
Minority interest	5	5
Stockholders’ equity	1,618,968	1,674,243
Total	11,540,717	11,738,457

	Quarter	Six-months	Quarter	Six-months
	ended June	ended June	ended June	ended June
Combined statement of income	30, 2005	30, 2005	30, 2004	30, 2004
Revenue from financial intermediation	176,839	345,924	238,010	490,553
Expenses on financial intermediation	(154,238)	(230,444)	(80,775)	(157,413)
Reversal of provision for credit losses	43,614	70,391	10,435	17,203
Services rendered	7,377	23,408	32,606	32,606
Salaries, benefits, training and social security
and other administrative expenses	(13,413)	(31,612)	(21,660)	(50,487)
Financial transaction and other taxes	(2,591)	(4,135)	(2,166)	(2,166)
Other operating income (expenses)	71,976	31,004	(68,070)	(80,069)
Non-operating income, net	3,679	856	(318)	(371)
Net income for the period	133,243	205,392	108,062	249,856

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S,A,, Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S,A, and Unibanco AIG Warranty S.A:

Combined balance sheet	June 30, 2005	March 31, 2005
Assets
Current and long-term assets	8,291,777	7,855,314
Cash and due from banks	10,510	74,977
Marketable securities	6,579,608	6,469,869
Insurance credits and re-insurance	913,869	692,374
Other credits and other assets	787,790	618,094
Permanent assets	342,554	214,435
Total	8,634,331	8,069,749

Liabilities
Current and long-term liabilities	7,234,666	6,704,457
Borrowings and onlendings	6,497	6,214
Technical provisions for insurance	1,360,673	1,155,426
Technical provisions for retirement plans	4,848,621	4,724,191
Insurance and re-insurance debts	424,201	279,719
Other liabilities	594,674	538,907
Deferred income	79,579	94,259
Minority interest	7,166	7,076
Stockholders’ equity	1,312,920	1,263,957
Total	8,634,331	8,069,749

	Quarter	Six-months	Quarter	Six-months
	ended June	ended June	ended June	ended June
Combined statement of income	30, 2005	30, 2005	30, 2004	30, 2004
Retained premiums	773,132	1,690,340	822,793	1,587,551
Provision for credit losses	(100)	526	378	(313)
Changes in technical reserves of insurance	(199,751)	(528,047)	(259,225)	(508,575)
Net claims incurred	(239,005)	(462,808)	(249,926)	(470,134)
Acquisition costs and other	(60,242)	(128,912)	(78,899)	(149,184)
Changes in technical reserves of private
retirement plan	(170,971)	(356,003)	(105,283)	(255,563)
Other operating income	23,263	33,533	8,889	13,163
Other operating expenses	(71,616)	(125,795)	(57,564)	(105,299)
Salaries, benefits, training and social security	(39,892)	(71,960)	(25,506)	(54,434)
Administrative expenses	(27,018)	(64,423)	(39,637)	(75,075)
Financial transaction and other taxes	(24,082)	(49,650)	(11,305)	(27,171)
Financial income	237,360	461,801	192,775	387,667
Financial expenses	(146,449)	(291,738)	(155,034)	(242,427)
Services rendered	48,224	87,376	27,462	51,330
Non-operating income net	6,943	11,580	5,701	9,619
Income tax and social contribution	(22,520)	(39,781)	1,958	(15,395)
Profit sharing	(6,726)	(11,827)	(4,906)	(8,000)
Minority interest	(86)	(785)	-	-
Extraordinary Item	503	503	-	-
Net income for the period	80,967	153,930	72,671	137,760

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31.943%), Hipercard Administradora de Cartões de Crédito Ltda, (100%) and Hipercard Banco Múltiplo S.A. (100%):

Combined balance sheet	June 30, 2005	March 31, 2005
Assets
Current and long-term assets	4,991,601	4,630,484
Cash and due from banks	4,591	5,690
Interbank investments	6,686	10,082
Marketable securities	577,410	606,888
Interbank and interdepartmental accounts	3,504	3,600
Lending operations	2,294,689	2,109,162
Deferred tax and prepaid taxes	672,816	588,870
Other credits and other assets	1,431,905	1,306,192
Permanent assets	556,930	319,100
Total	5,548,531	4,949,584

Liabilities
Current and long-term liabilities	4,492,220	3,983,846
Deposits	1,358,624	1,169,057
Borrowings	145,295	138,989
Resources from securities issued	242,248	269,345
Interbank and interdepartmental accounts	102	221
Derivative financial instruments	116,795	73,965
Other liabilities	2,629,156	2,332,269
Minority interest	296,005	61,106
Stockholders’ equity	760,306	904,632
Total	5,548,531	4,949,584

	Quarter	Six-months	Quarter	Six-months
	ended June	ended June	ended June	ended June
Combined statement of income	30, 2005	30, 2005	30, 2004	30, 2004
Revenue from financial intermediation	284,314	568,624	497,798	707,553
Expenses on financial intermediation	(33,316)	(89,284)	(101,299)	(140,519)
Provision for credit losses	(73,112)	(130,821)	(133,684)	(179,411)
Services rendered	139,864	273,723	336,911	425,809
Salaries, benefits, training and social security
and other administrative expenses	(137,818)	(244,202)	(249,874)	(316,825)
Acquisition costs and other	(51,165)	(99,813)	(124,623)	(152,376)
Financial transaction and other taxes	(88,074)	(117,029)	(98,551)	(114,883)
Other operating income (expenses)	(230,034)	(314,632)	(21,591)	(41,875)
Non-operating income, net	1,829	1,802	(2,106)	(2,418)
Income tax and social contribution	65,599	58,702	(35,811)	(61,039)
Profit sharing	(3,828)	(4,072)	(8,254)	(12,480)
Minority interest	(4,888)	(8,778)	-	-
Net income (expenses) for the period	(130,629)	(105,780)	58,916	111,536
Provision for the period (Note 12(b(1))	171,671	171,671	-	-
Adjusted net income for the period	41,042	65,891	58,916	111,536

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), Wale S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%) and Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%):

Combined balance sheet	June 30, 2005	March 31, 2005
Assets
Current and long-term assets	3,634,416	3,357,021
Cash and due from banks	3,286	6,702
Interbank investments	31,872	4,129
Marketable securities	523,014	442,957
Interbank and interdepartmental accounts	41,227	17,830
Lending operations	2,452,679	2,301,649
Other credits and other assets	582,338	583,754
Permanent assets	164,824	200,838
Total	3,799,240	3,557,859

Liabilities
Current and long-term liabilities	3,020,303	2,834,554
Deposits	2,217,811	2,021,251
Interbank and interdepartmental accounts	31,913	13,981
Borrowings	163	68
Derivative financial instruments	995	925
Other liabilities	769,421	798,329
Stockholders’ equity	778,937	723,305
Total	3,799,240	3,557,859

	Quarter	Six-months	Quarter	Six-months
	ended June	ended June	ended June	ended June
Combined statement of income	30, 2005	30, 2005	30, 2004	30, 2004
Revenue from financial intermediation	491,102	913,436	351,379	655,730
Expenses on financial intermediation	(96,205)	(163,829)	(43,909)	(85,142)
Provision for credit losses	(162,817)	(287,533)	(118,026)	(213,949)
Services rendered	87,743	168,689	69,018	126,608
Salaries, benefits, training and social security
and other administrative expenses	(180,316)	(350,892)	(144,069)	(267,654)
Acquisition costs and other	(20,341)	(36,332)	(3,219)	(7,367)
Other operating income (expenses)	(14,598)	(38,678)	(23,310)	(33,120)
Financial transaction and other taxes	(37,140)	(73,224)	(22,316)	(42,662)
Non-operating income, net	(107)	487	707	11
Income tax and social contribution	(7,486)	(13,957)	(11,084)	(21,545)
Profit sharing	(3,474)	(6,478)	(4,509)	(8,810)
Minority interest	307	1,740	-	-
Net income for the period	56,668	113,429	50,662	102,100

23. Other Information

(a) Assets leased to third parties, in the amount of R$1,089,559 (March 31, 2005 - R$1,028,117), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$578,071 (March 31, 2005 - R$533,567) and the residual value received in advance from these lessees amounts to R$406,645 (March 31, 2005 - R$386,658), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At June 30, 2005, the insurance coverage on properties and other assets in use totaled R$1,178,651 (March 31, 2005 -R$1,167,498) in Consolidated.

24. Subsequent Events

(a) On July 19, 2005, the Board of Directors approved: (i) the cancellation of 12.970.890 preferred shares of the Company are held in treasury, without reduction of the Company's corporate capital, using the amount of R$ 68.169.685,82 allocated in the Company's Capital Reserve (ii) The opening of a 30 day term, beginning on the date hereof and closing on August 18, 2005, in order to allow the holders of common shares to convert, through proportional distribution, their respective common shares into preferred shares, in the proportion of 1:1, observing the maximum limit of 2/3 of preferred shares vis-à-vis the total of issued shares.

(b) Unibanco and Unibanco Holdings announced that they have agreed with Caixa Geral de Depósitos S.A to file registration statements in Brazil and in the United States for a global public offering of the equity interests in Unibanco and Unibanco Holdings held by Caixa Brasil SGPS, SA. Such file registration statements were protocolized during July 2005 and are subject to analysis to applicable regulatory authorities.

(c) On July 29, 2005 Unibanco acting through its Grand Cayman Branch, concluded the issuance of Perpetual Non- cumulative Junior Subordinated Securities in the total amount of US$ 500 million, that will accrue at a rate of 8.7% per annum and will be paid on a quarterly basis. The securities will be perpetual securities with no fixed maturity date or mandatory redemption date, and may be subject to redemption by Unibanco, in whole, on July 29, 2010 or on any interest payment date occurring thereafter, upon Brazilian Central Bank´s approval.

(d) The Exchange Securities Commission (CVM) through a formal comunication issued on August, 8 2005, approved an up date of the date, when the holders of preferred shares may should be t o convert into Units. The new date will be August 19, 2005. See Note 15 (f).

* * *

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS
DATE - JUNE 30, 2005
QUARTERLY INFORMATION

COMMENTS ON PERFORMANCE FOR THE QUARTER	Corporate Legislation

Brazilian Economy

During the first half of 2005, the basic interest rate (Selic), as set by the Central Bank, increased from 17.75% p.a. at the end of 2004 to 19.75% p.a. at the May 2005 meeting. The accrued IPCA (consumer price index) for the first half of the year reached 3.2%, vs. 3.5% for the same period last year. Between January and June, industrial production posted expansion of 5.6% vs. the same period last year. Public accounts maintained their primary surplus, representing an amount equal to 6.4% of GDP during the period.

The real appreciated 11.5% vs. the US dollar during the first half of the year. The trade balance continued to be strong, posting a US$;19.7 billion surplus from January to June. During the same period last year, the trade balance posted a US$;15.1 billion surplus. In terms of sovereign risk perception, a marginal deterioration occurred: the EMBI-Brazil index reached 411 basis points by the end of the first half of the year, 28 points higher than the figure at the end of 2004.

Comments on Performance

Net income for first half 2005 amounted to R$471 million, up 48.6% when compared with the first half 2004. Operating income reached R$483 million, 49.0% higher than the first half 2004.

Unibanco Holdings paid interest on capital stock, net of income tax, in the amount of R$136.2 million for the first half 2005. This amount is 35.0% higher than in the first half 2004. It is worth mentioning that, since the first quarter 2005, the bank adopted the practice of payment of interest on capital stock on a quarterly basis.

Stockholders’ equity, in June, 2005, amounted to R$5,148 million, up 12.4% from June 2004.

Assets and Liabilities

Unibanco Holdings consolidated total assets amounted to R$82,995 million on June 30, 2005, posting a 4% growth Y-o-Y, influenced mostly by the growth in loan portfolio and the decrease of the securities portfolio, the latter as a consequence of marketable securities sales and redemptions at maturity.

The securities portfolio amounted to R$15,980 million in June 30, 2005, of which 50% were classified as trading securities, 23% as available for sale and 27% as held to maturity. Unibanco classifies as held to maturity those securities for which it has the intention and the financial capability to hold in the portfolio until maturity, based on the maturities, interest rates (positive spread) and currency of its liability positions.

The consolidated loan portfolio reached R$35,154 million on June 30, 2005, posting a 17.0% growth over the balance of R$30,045 million of June 30, 2004 (total risk, including co-obligation on credit card customer financing). It is worth mentioning that, in the first half of 2004, it includes Credicard loan portfolio. For better comparison, if the installment credits from Unicard and Fininvest cards are included in the portfolio of June, 2004 and the portfolio of Credicard is excluded, the consolidated loan portfolio would post 21.0% growth Y-o-Y.

The loan portfolio as of June 30, 2005 was comprised of 92.8% Loans rated between AA and C, the lowest risk levels, according to Resolution 2,682. As of the same date, the balance for the consolidated allowance for loan losses reached R$1,739 million, representing 4.9% of the portfolio, while the loans classified between E and H were 4.3% of the portfolio. Coverage ratio of E-H loans by allowance for loan losses stood at 115.0% . Of the allowances, R$412 million were based on more conservative percentages than those required by the regulatory authority.

As of June 30, 2005, Unibanco’s overall funding reached R$100 billion, including R$35,119 million in mutual funds and assets under management. Core deposits (stable, low-cost funding), were up 23.6% Y-o-Y. This growth was influenced by SuperPoupe, a product launched in 2004, that reached a balance of R$2,350 million at the end of June, 2005.

The BIS ratio stood at 16.1% on June 30, 2005, above the 11% minimum required by the Brazilian Central Bank. The issuance of perpetual securities, at the end of July, will increase the ratio to approximately 18%.

Business Units

Retail

Retail businesses serve around 19.3 million customers at Unibanco. The commercial bank serves individuals and small and medium enterprises (SME); Unicard and Hipercard are credit card businesses; Fininvest, PontoCred and LuizaCred are companies that focus on Consumer Finance; and Unibanco Financeira promotes financing of cars and heavy vehicles.

The total individual loan portfolio amounted to R$13,359 million on June 30, 2005. Of this amount, R$2,571 million were comprised of consumer finance companies loans; R$2,881 million were credit card loan portfolio and R$7,907 million were commercial bank and other companies’ loans. The SME segment was restructured in 2004 and Retail became responsible for coordinating the activities related to companies with up to R$150 million revenues per year. The SME loan portfolio reached R$6,414 million at the end of first half 2005.

Unibanco and its subsidiary and affiliated companies, Fininvest, LuizaCred, PontoCred and Tecban (Banco 24 Horas), ended the first half 2005 with a network of 16,923 service outlets: 1,270 branches and corporate-site branches; 258 Fininvest stores; 12,117 Fininvest points-of-sale (retailers); 335 LuizaCred stores; 340 PontoCred stores; and 2,603 Banco 24 Horas sites.

The Consumer Credit Companies

As part of the Retail structure, Unibanco’s Consumer Credit Companies are present in the credit card and consumer finance segments. In the credit card segment, Unibanco is present by means of Unicard, Hipercard and Redecard. In the consumer finance segment, Unibanco acts through Fininvest, PontoCred (partnership established with Globex, parent company of the Ponto Frio department store chain), LuizaCred (partnership with Magazine Luiza department store chain) and Sonaecred (partnership with Sonae Distribuição Brasil chain).

Unicard Banco Múltiplo S.A. issued 1.5 million new cards in the first half of 2005. The loan portfolio reached R$1,756 million at period-end. New alliances in the co-branded segment were developed, helping consolidate its market position in this segment.

Hipercard, the credit card business originated from Bompreço supermarket chain and acquired by Unibanco in March, 2004, ended the first half 2005 with R$1,125 million loan portfolio. The company is present in the Northeast, South and Southeast regions of the country, and acts as acquirer, issuer and processor of its cards. In the first half of the year, it has started to follow a new marketing positioning, with a new brand and a renewed product offer for its target clientele.

In the first half 2005, Fininvest generated equity income in the amount of R$99 million, an 8.8% growth Y-o-Y. The company had, in June 30, 2005: R$1,957 million in load portfolio; 258 stores and points-of-sale in excess of 12 thousand. During the period, 32 new partnerships were established in the private label segment.

Wholesale

With a strategy that blends regional knowledge and industry-specific expertise, focused on a long-term relationship, the Wholesale segment serves companies with annual sales greater than R$ 150 million and institutional investors. It has consistently ranked among the industry leaders in mergers and acquisitions, project finance, and fixed income and equity markets.

During the first half 2005, Unibanco:

  Released R$1.1 billion as financial agent for the BNDES (National Economic and Social Development Bank), of which R$708 million in 2Q05, reaching 3rd place in the BNDES ranking, with 9.6% market share.
  Ranked 2nd in the BNDES-exim type, with releases in the amount of R$602 million and 21.7% market share.
  Stood out in the debt securities market, as coordinator of eight debenture issues (Cadip, Ampla, Sabesp, Votorantim Finanças, Tractebel, Coelba, Telemar, Vicunha Siderurgia, Eletropaulo and Copel), in a total amount of R$6.7 billion. According to the Anbid (National Association of Investment Banks) , Unibanco ranks 3rd in debenture origination and distribution in 2005.
  Was the 2nd most active bank at Cetip (Custody and Settlement), in the derivatives market, with portfolio positions of R$2.34 billion, strengthening its position among the most active banks in swap transactions.
  Reached US$1.8 billion balance of foreign trade financing from import and export transactions, as well as international guaranties, yielding a growth of approximately 18% vs. the first half 2004.
  In project finance, issued convertible debentures for a total of R$255 million for an 11-year term. Proceeeds will be directed to build the Fundo and Santa Clara hydroelectric complex, which will result in 250 MW installed power for Elejor (a Copel subsidiary).
  Was the leading coordinator of the secondary public offering of 45.9 million Unibanco Units, owned by Commerzbank and BNL. The transaction amounted to R$718 million. Unibanco was also coordinator in the offering of ALL (América Latina Logstica) Units, in the amount of approximately R$573 million.
  Advised Embraer in the acquisition of Ogma S/A, an aircraft component maintenance and repair company controlled by the Portuguese government.
  Structured a revolving credit facility for a total of US$100 million for Odebrecht Overseas Ltd, acting as one of the Leading Coordinators as well as Administrative Agent. A syndicated import note facility operation of US$;125 million was also completed for Braskem; Unibanco acted as joint arranger.

Insurance and Private Pension Plans

The insurance and private pension plans businesses posted net earnings of R$160 million in the first half 2005, posting 8.1% growth over the same period of last year.

Consolidated revenues for insurance and private pension plans amounted to R$2,211 million in the first half 2005.

Unibanco’s insurance and pension plan companies ranked fourth in consolidated terms, according to SUSEP (Private Insurance Regulatory Body), ANAPP (National Association of Private Pension Funds) and ANS (National Supplementary Health Agency), with 8.1% market share (May, 2005).

The company maintained the leadership in the property risks, D&O (Directors & Officers), aviation, international transportation, and extended warranty segments, according to the latest industry data released by SUSEP (as of May 2005).

Insurance and private pension consolidated technical reserves amounted to R$6,272 million at the end of the first half 2005, increasing 29.4% from the first half 2004.

Insurance

Insurance net premiums written reached R$1,557 million in the first half 2005, up 13.0% from the first half 2004.

The combined ratio, which measures the operational efficiency of insurance companies, was 99.2% in the first half 2005. The same ratio, in the extended concept, which includes financial revenues, reached 85.7% .

Private Pension Plans

Unibanco AIG Previdência posted net earnings of R$37 million in the first half 2005. Revenues in the period reached R$654 million.

The company’s technical reserves amounted to R$4,839 million at the end of the first half 2005, while in June 2004, they stood at R$3,770 million.

Wealth Management

The subsidiary company Unibanco Asset Management (UAM) ended June, 2005 with R$35,119 million in assets under management, up 15.1% Y-o-Y.

For the third consecutive year, Unibanco Asset Management received the “Top Gesto de Renda Variável”, an award created exclusively in Brazil, by Standard & Poor’s, for Valor Investe magazine, and published by the Valor Econômico newspaper. This award is given to asset managers that post the most consistent results compared with their peers. The selection combines qualitative and quantitative criteria, on a triennial basis.

Standard & Poor’s Ratings Services reaffirmed, on July 20, 2005, the ‘AMP1’ rating (very sound), reflecting the quality of Unibanco Asset Management – Banco de Investimentos S.A. practices in managing third parties' funds.

In the industry Global Ranking, published by Anbid, Private Bank assets under management, in June, 2005, were up 21.4% from December, 2004. Unibanco’s Private Bank holds the 2nd position, with 10.2% market share in June, 2005.

Human Resources

Unibanco, whose total staff was 26,999 professionals, invested approximately R$ 11.0 million in the first half of 2005 in various training and development activities, including MBA programs in Brazil and abroad, and the courses “Providing Service with Excellence” and “People Management”.

The objective of the “Providing Service with Excellence” program was to upgrade customer service practices of the Branch and Corporate Site Branch Network. In the first half 2005, 5,429 employees underwent training. The purpose of this program is to train the entire customer service network by October 2005, increasingly aligning people with Unibanco’s new positioning and profile of activity.

In February 2005, the bank started Module III of the People Management Program, as part of the ongoing development process for our leaderships. Its key objective is to develop critical success factors and to spur teams to pursue the defined strategies.

Instituted in the first quarter 2005, the Extrajudicial Conciliation Commission has the purpose of reducing the number of labor lawsuits and, consequently, of the liabilities related to them, enabling former employees to communicate directly to the Organization and union representatives. Up to June 2005, approximately 100 agreements with unions had been signed in several areas of the country.

Corporate Risk Management

In line with the best international practices, Unibanco has an independent and integrated area, reporting to the Executive Vice-President responsible for Legal, Internal Auditing, Risk Management and Institutional Relations.

Therefore, market and liquidity risk management is carried out by the daily monitoring of the levels of exposure to risks vs. the established limits, using tools such as VaR, sensitivity analysis and stress testing.

The credit risk management aims to provide support to strategy definition, as well as setting limits and anticipating trends, and evaluating the efficacy of the credit policy.

Operating risk management is performed by the use of self-evaluation tools, monitoring of processes and services, and the quantitative measurement of operating losses, thus enabling a sound culture of monitoring and mitigating operating risks.

Through a proprietary calculation methodology and the allocation of economic capital, the area consolidates risks and helps to optimize the Conglomerate’s risk/return ratio.

Corporate Governance

The best corporate governance practices have long been present in Unibanco’s day-to-day business. In 2001, the bank upgraded its listing at Bovespa to Level 1, complying with the basic requirements of transparency and market credibility. Backed by a professional management team, the Bank adopted clear procedures to safeguard impartial decision-making, timely implementation of initiatives and strategies, and capacity to act with agility whenever required by scenario changes.

Proposed Global Public Offering of Units and GDSs

On July 15, Unibanco and Unibanco Holdings filed registration statements in Brazil and in the United States for a global public offering of the equity interests in Unibanco and Unibanco Holdings held by Caixa Geral de Depósitos (CGD). The offering will consist of Units (Bovespa: UBBR11) and Global Depositary Shares (NYSE: UBB).

Following the offering, Unibanco and CGD will maintain their current commercial relationship and cooperate in developing Unibanco's business in Portugal and CGD's business in Brazil.

Unibanco’s Stock

The Unit is a member of the following Bovespa indices (weights as of August 9):

  Ibovespa, 1.061% weight;
  IBrX-50, 2.999% weight;
  IBrX-100, 2.661% weight;
  IGC, 4.628% weight.

Stock Trading

At Bovespa, the Units’ Average Daily Trading Volume (ADTV) in the first half 2005 stood at R$18.1 million, up 361% Y-o-Y. GDSs’ ADTV at the New York Stock Exchange (NYSE) exceeded US$18 million for the same period.

Social Responsibility

Unibanco Institute

For the Unibanco Institute, the first half 2005 was a period of major achievements and progress. Alliances for the execution of the following projects were renewed: From the Streets into Companies (Municipal Bureau of Social Welfare of Rio de Janeiro and Life, an NGO); Arts and Crafts Area (Rio de Janeiro City Council and Aplauso Rio, an NGO); Citizenship Training (the Carpe Diem Association); Basic Training for Senior Citizen Caretakers (SEADS); Solidary Literacy (with an NGO of the same name); Apprentice Studio (with CIPO, an NGO), “Se Liga e Acelera” (EDH – Lide); Preparation for Work Program (Solidary Training). All the projects are of an educational nature and directed to low income youngsters, with the purpose of educating them and of including them in society.

Besides the projects already listed, which will help hundreds of people, the Unibanco Institute stood out, in the first half of this year, for certain activities of an ad hoc nature, the key example of which is fund raising among Unibanco employees, clients, partners and suppliers in support of Sri Lanka orphans, following the tsunami tragedy that devastated part of Asia in December 2004.

During the period, we also highlight the growth of the Unibanco Institute’s own projects: the “Centro de Estudos” (Study Center), where several activities directed at youngsters from Distrito Raposo Tavares are developed; and the successful “Junior Achievement” Program that, in its fourth year of partnership, reaches approximately 4,500 students of the official educational system countrywide. Junior Achievement relies on 400 volunteers from Unibanco.

Moreira Salles Institute

Created in 1990, The Moreira Salles Institute is a non-profit organization committed to the dissemination of Brazilian culture and, above all, to the preservation of its memory, developing its own projects in the areas of photography, literature, cinema, music and visual arts.

The main highlights of the Moreira Salles Institute during the first half of 2005 were:

  More than 33 thousand visitors to the 18 exhibitions offered during the period.
  184 guided tours for 8,473 students at these exhibitions.
  52 art education activities, movie and theater sessions provided by the institute for children and teenagers.
  More than 1.5 million attendees at the movie theatre sessions in the Espaço Unibanco/Unibanco Arteplex chain of theaters.

(Convenience translation into English from the original previously issued in Portuguese)
SERVIÇO PÚBLICO FEDERAL CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES	DATE – JUNE 30, 2005

IDENTIFICATION

1 – CVM CODE 01475-3	2 – CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00,022,034/ 0001-87

INVESTMENT IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM 1	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNIBANCO - UNIÃO DE BANCOS BRASILEIROS	3 - CNPJ 33,700,394/0001	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 59.45%
6 - % ON STOCKHOLDERS' EQUITY OF THE INVESTOR 99.99%
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Units) 830,333,864
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Units) 830,337,292

(Convenience translation into English from the original previously issued in Portuguese)
UNIBANCO HOLDINGS S.A. QUARTERLY INFORMATION
DATE – JUNE 30, 2005
OTHER MATERIAL INFORMATION FOR THE COMPANY	Corporate Legislation

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect as of June 30, 2005:

		Common shares/ quotas		Preferred shares		Total

Shareholders	Shareholders’ nationality	Quantity	%	Quantity	%	Quantity	%

Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	247,778,104	78.62	2,177,856	0.41	249,955,960	29.64
- Caixa Brasil SGPS, S.A.	Portuguese	37,138,435	11.79	67,579,999	12.80	104,718,434	12.42
- Traesury stocks		-	-	12,970,890	2.46	12,970,890	1.54
- Other		30,229,336	9.59	445,430,142	84.33	475,659,478	56.40
Total		315,145,875	100.00	528,158,887	100.00	843,304,762	100.00

E. Johnston Repres. e Part. S.A.
- E. Johnston Participações Ltda.	Brazilian	138,772,343	86.63	-	-	138,772,343	86.63
- Walther Moreira Salles Júnior	Brazilian	7,789,035	4.86	-	-	7,789,035	4.86
- Pedro Moreira Salles	Brazilian	7,789,036	4.86	-	-	7,789,036	4.86
- Joo Moreira Salles	Brazilian	5,841,776	3.65	-	-	5,841,776	3.65
-Outros		2	-	-	-	2	-
Total		160,192,192	100.00	-	-	160,192,192	100.00

E. Johnston Participações Ltda.
- Fernando Roberto Moreira Salles	Brazilian	-	-	40	16.66	40	8.34
- Walther Moreira Salles Júnior	Brazilian	90	37.50	70	29.17	160	33.33
- Pedro Moreira Salles	Brazilian	90	37.50	70	29.17	160	33.33
- Joo Moreira Salles	Brazilian	60	25.00	60	25.00	120	25.00
Total		240	100.00	240	100.00	480	100.00

(b) Unibanco Holdings’ shareholders position as of June 30, 2005:

Shareholders	Common shares	%	Preferred shares (*)%		Total	%
Controller	247,778,104	78.62	2,177,856	0.41	249,955,960	29.64
Management
Board of directors	2	-	3,453,234	0.65	3,453,236	0.41
Board of officers	-	-	284,927	0.05	284,927	0.03
Treasury stocks	-	-	12,970,890	2.46	12,970,890	1.54
Other shareholders	67,367,769	21.38	509,271,980	96.43	576,639,749	68.38
Total	315,145,875	100.00	528,158,887	100.00	843,304,762	100.00
Outstanding shares (**)	67,367,771	21.38	513,010,141	97.13	580,377,912	68.82

(*) The amount, recorded of preferred shares of the Board of Directors is composed by 3,453,234 Units. The amount recorded of preferred shares of the Board of Officers is composed by 284,927 Units.

(**)The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

(c) Unibanco Holdings’ shareholders position as of June 30, 2004.

Shareholders	Common shares	%	Preferred shares (*)%		Total	%
Controller	247,778,104	78.62	2,011,969	0.38	249,790,073	29.62
Management
Board of directors	2	-	2,293,138	0.43	2,293,140	0.27
Board of officers	-	-	259,927	0.05	259,927	0.03
Treasury stocks	-	-	13,396,020	2.54	13,396,020	1.59
Other shareholders	67,367,769	21.38	510,197,833	96.60	577,565,602	68.49
Total	315,145,875	100.00	528,158,887	100.00	843,304,762	100.00
Outstanding shares (**)	67,367,771	21.38	512,750,898	97.08	580,118,669	68.79

(*) The amount, recorded of preferred shares of the Board of Directors is composed by 2,293,138 Units. The amount recorded of preferred shares of the Board of Officers is composed by 259,927 Units.

(**)The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

For better comparison, in item (c), was made the reverse split, from 100 shares to 1 share, due in August 2004,in conformity Note 15.a.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco Holdings embraces the policy of limiting their services other than independent auditing. We inform that for the quarter ended June 30, 2005, Unibanco retained professional services other than independent auditing from PricewaterhouseCoopers Auditores Independentes to a total of R$1,743 thousand that represents 40%, of the fees for the external auditing of Consolidated Unibanco. Of that amount, refer to technical support for the project implemented in order to fulfill the requirements of article 404 of the Sarbanes-Oxley law, passed in the United States. Such project began in October 2004 and is expected to end by September 2005.

The policy adopted by Unibanco Holdings and Unibanco meet the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors after the date of implementation of the Audit Committee were all examined by that body and duly approved. Moreover, Unibanco Holdings and Unibanco, in agreement with its independent auditors, concluded that said services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, because of the scope and the procedures carried out.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2005

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer